

CORPORATE
EXECUTIVE
BOARD™

WHAT THE BEST COMPANIES DO


10012157



2009 Annual Report



United States/Canada
3,641 Members

Central and South America
74 Members

Europe
804 Members

Middle East and Africa
106 Members

Asia/Australia/New Zealand
390 Members

Our Commitment to Members

The Corporate Executive Board provides on-demand direction and support to enable business professionals to take decisive action. Our insights and global network help organizations work smarter and faster to deliver superior outcomes.

25+
Years of Experience

50+
Countries Represented

4,800+
Participating Organizations

200,000+
Corporate Professionals


Received SEC
APR 30 2010
Washington, DC 20549

A Letter from the Chairman



Thomas L. Monahan III
Chairman and Chief Executive Officer

Dear Corporate Executive Board Shareholder:

To economic historians, the year 2009 will surely be among the more noteworthy of the century's first decade. It was a year marked by a generational peak in unemployment, severe GDP contraction, and a considerably weakened financial system. These conditions proved quite challenging for most of the world's corporations, and our company was not immune to the impact. And yet, even against this backdrop of extreme volatility, I am proud to report that we kept our members' needs continuously in focus, met our financial commitments, and took the hard, but necessary, actions to position ourselves for future success.

While macro factors exerted significant influence throughout the year, they do not tell the whole story. We undertook a major operational transformation, invested in key technology platforms, and executed a restructuring that concentrated resources in areas of our greatest strength. We selectively extended our reach into new market opportunities. And, throughout, we continued to provide leading insights and advisory excellence in support of our members' most urgent priorities. As the year progressed, these efforts combined with a more stable economic environment to produce solid progress in our return toward growth.

Performance Results

Entering 2009, the economic conditions that characterized the end of 2008 remained largely in place, leading many companies to prioritize continued cost reduction in response to a much-weakened demand environment. Despite these challenging headwinds, which persisted throughout much of the year, we were able to preserve 83% of our large corporate relationships, once again demonstrating the value our members place on our services.

Even so, as our members faced difficult resource allocation choices across the year, we saw declines in most areas of our business in both program renewal rates and in new sales, leading to year-over-year declines in total member subscriptions and average subscriptions per member institution. We had the greatest success retaining memberships at our largest clients in North America and in the Asia–Pacific region, and we also experienced solid growth in our middle market membership base. Offsetting these positive outcomes were reduced spending at the lower end of our large corporate market and disappointing performance in Europe as the economic trends proved more difficult in that region. Although the sequential trends began showing better performance for the business in the latter part of the year, these factors drove a 19% annual decline in Contract Value which ended 2009 at $393.7 million. Similarly, our annual revenues decreased by 21% from the prior year to $442.9 million.

> "I am proud to report that we kept our members' needs continuously in focus, met our financial commitments, and took the hard, but necessary, actions to position ourselves for future success."

We responded to these trends by taking swift action to reach an appropriate cost structure while preserving our capacity to grow. We eliminated those programs with which members had the least traction, reduced our headcount, and decreased our rent expense by subleasing portions of our headquarters and other facilities. In connection with these steps, we recorded additional restructuring costs of $8.6 million and incurred $11.5 million of costs associated with exit activities, which offset a portion of the savings we realized in 2009.

Finally, we preserved our solid financial position with disciplined spending and prudent cash management. Our balance sheet remains strong with no long-term debt and stable levels of cash and marketable securities, and we continue to generate positive cash flows from operations. We also affirmed our commitment to returning cash to shareholders by maintaining our quarterly dividend, albeit at a reduced level from the prior year.

Key 2009 Accomplishments

A disruptive set of circumstances such as the so-called "Great Recession" creates significant opportunities for progressive firms to challenge their notions of "business as usual." Our research shows that the best companies use these openings to re-think their strategies and tactics, and make the changes necessary to be successful in a new environment. Determined to follow our own insights on this topic, we used 2009 to significantly re-tool our operating model, rationalize our product portfolio, and enhance our content delivery systems. While the short-term impact of these efforts may have constrained our pace of financial progress in 2009, we have no doubt they positioned us for greater growth in the years ahead.

On the commercial side of our business, we rolled out a customer-centric, service-led growth strategy and organization in North America. We restructured our sales and service model to establish integrated account teams focused on serving our largest member companies. We added executive advisor capacity to ensure we deliver direct member impact by matching our best solutions to members' most pressing needs. And we focused our most elite sales talent on those Fortune 500 companies that were not yet members, increasing our penetration of these top-tier companies to 85%.

On the product side, we restructured our portfolio to focus on the strongest products in the five corporate functions we serve: Finance, Human Resources, Legal, Technology, and Sales and Marketing. This move allowed us to cut costs, but our real purpose was to re-direct our resources toward strengthening the remaining products and focusing the sales force on selling products with the greatest member impact and long-term value. As a result, we were able to reduce our product portfolio by 20% and still protect strong institutional relationships. We also targeted government markets with dedicated sales, service and product teams, allowing us to extend the reach of our core assets into a valuable new market where we can make a very strong impact on member performance. We continued to invest in our middle market platform by expanding sales and service capacities in those markets.

Annual Revenue
Millions of U.S. Dollars


$362.2
$460.6
$532.7
$558.4
$442.9
2005 2006 2007 2008 2009

Adjusted EBITDA Margin[1]


22.4%
25.1%
24.2%
23.4%
25.8%
2005 2006 2007 2008 2009

Adjusted Net Income[1]
Millions of U.S. Dollars


$57.6
$79.2
$80.6
$66.7
$57.7
2005 2006 2007 2008 2009

Non-GAAP Earnings per Diluted Share[1]


$1.41
$1.94
$2.17
$1.94
$1.68
2005 2006 2007 2008 2009

[1] Adjusted presentations are not prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). See page 9 for a reconciliation of GAAP to adjusted presentations.

We know from experience that the number and quality of member interactions correlate strongly with renewals and cross-sales. So this past year, we took a number of steps to integrate technology with personal service to improve delivery of our content, increase functionality of our access points, create new reasons to interact with us, and make it easier for members to work with the vast wealth of data, tools and insights that we provide. These improvements raise member satisfaction even as they support our economics and ability to scale the business.

> "Together, we took our challenges head-on and emerged leaner and stronger while remaining relentlessly focused on delivering great outcomes for our members."

Specifically, we completed several key technology initiatives, including a new member information system to greatly improve our ability to engage members on their unique priorities and to allow deeper, more relevant relationship management. We also upgraded the Toolbox.com platform, our social networking technology, to support new functionality and extend the platform to the Human Resources and Finance communities, and we significantly upgraded our news and data feed platform. These enhancements have led to much higher interaction levels, and we have been pleased to see increases in critical member access and usage indicators.

Even as we pursued these improvements to our operating model, we continued to look for new opportunities to inflect member performance through enhancements of our product set. With our Government Finance Roundtable, we put together a dedicated offering that leverages our extensive canon of finance resources to provide government-specific practices and networking opportunities for finance leaders operating in complex government environments. We also launched SEC Solutions, which builds on the best practices and insights of our Sales Executive Council program to provide an additional level of analytics and performance improvement support to the world's leading sales forces. And, by acquiring the Tower Group, we added a strong content asset and an outstanding cadre of people to complement our existing strong suite of Financial Services products.

By the second half of 2009, we began to see promising initial returns on these activities in the form of higher program renewals, an increasing cross-sell ratio, and encouraging success in winning back lapsed membership subscriptions. Although the improvements were most pronounced in our North American and Asia–Pacific operations, we were pleased to see progress in our European operations by year-end as well.

Continued Focus on Our Four Priorities

Looking ahead to 2010, we intend to keep our focus on four key operating priorities:

1. **Drive large customer loyalty through high-value personal engagement.** We will support our North American and Asia–Pacific markets as they move to full productivity in the new operating model. We will also make winning back customers a very high priority. And, we will begin rolling out the new operating model to our European organization.

2. **Invest globally in EXBD's strongest brands.** We will be making targeted investments in key European markets to increase penetration. We will establish a presence in Singapore to widen our foot print in the Asia–Pacific region. We will sustain our successful efforts against the middle market and government sectors. And we will make selective marketing investments to reinforce the power and value of core content brands.

3. **Improve member experience through enhanced technology and analytics platforms.** We will focus on further driving personalization and usage through a Web interface overhaul. We will also seek to deploy key analytic tools that link even more tightly to member workflows and are critical to improving member performance.

4. **Elevate member performance through product innovation.** We expect to continue a measured rate of new product introductions in 2010, as we develop opportunities that leverage existing relationships, expertise and assets; create best-in-class data and analytics; and target high dollar problems and recurring roles or work.

> "Finally, throughout the year we preserved our solid financial position with disciplined spending and prudent cash management."

We fully expect that as we continue to execute on these priorities, we will further illuminate the attractive economic characteristics of our business model, such as renewability, scalability, attractive cash generation, and high margins.



In Closing

While 2009 presented its share of adversity, I am proud of the talent, energy, and commitment demonstrated by our employees. Together, we met our challenges head-on and emerged leaner and stronger while remaining relentlessly focused on delivering great outcomes for our members. We are moving confidently into the future to create revolutionary economic advantage for the leaders of the world's great enterprises by enabling them to act with unparalleled intelligence and confidence. And as we deliver on that member promise, we will create outstanding value for all our stakeholders.

Thomas L. Monahan III
Chairman and Chief Executive Officer

SELECTED FINANCIAL DATA

The following table sets forth selected financial and operating data. The selected financial data presented below has been derived from our consolidated financial statements, which have been audited by our independent registered public accounting firm. You should read the selected financial data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In Thousands, Except Per-Share Amounts)				
Consolidated Statements of Income Data					
Revenues	$ 442,906	$ 558,352	$ 532,716	$ 460,623	$ 362,226
Costs and expenses:					
Cost of services	147,019	179,950	183,088	164,022	120,944
Member relations and marketing	126,023	161,670	150,032	122,177	93,657
General and administrative	59,415	76,120	71,984	59,629	40,295
Depreciation and amortization	22,991	21,631	15,573	10,381	7,308
Impairment loss	—	27,449	—	—	—
Costs associated with exit activities	11,518	—	—	—	—
Restructuring costs	8,568	8,006	—	—	—
Total costs and expenses	375,534	474,826	420,677	356,209	262,204
Income from operations	67,372	83,526	112,039	104,414	100,022
Other income (expense), net	6,246	(5,438)	16,049	24,318	13,588
Income before provision for income taxes	73,618	78,088	128,088	128,732	113,610
Provision for income taxes	27,989	33,291	47,501	49,561	38,550
Net income	$ 45,629	$ 44,797	$ 80,587	$ 79,171	$ 75,060
Earnings per share—basic	$ 1.34	$ 1.31	$ 2.20	$ 1.99	$ 1.90
Weighted average shares outstanding—basic	34,111	34,205	36,666	39,712	39,572
Earnings per share—diluted	$ 1.33	$ 1.30	$ 2.17	$ 1.94	$ 1.83
Weighted average shares outstanding—diluted	34,293	34,329	37,159	40,721	41,092
Cash dividends declared per common share	$ 0.74	$ 1.76	$ 1.60	$ 1.20	$ 0.40

	December 31,				
	2009	2008	2007	2006	2005
	(In Thousands)				
Consolidated Balance Sheet Data					
Cash, cash equivalents and marketable securities	$ 76,210	$ 76,103	$ 144,356	$ 487,287	$ 544,636
Total assets	423,195	446,192	544,772	736,055	726,995
Deferred revenues	222,053	264,253	323,395	308,671	261,300
Total stockholders' equity	50,277	22,609	67,547	317,865	385,414

	December 31,				
	2009	2008	2007	2006	2005
Other Operating Data (Unaudited)					
Membership programs	44	52	48	42	37
Member institutions	4,812	5,114	4,711	3,739	2,831
Total membership subscriptions	13,790	15,747	16,349	14,190	10,825
Average subscriptions per member institution (1)	2.87	3.08	3.47	3.80	3.82
Client renewal rate (2)	78%	84%	90%	92%	92%
Contract Value (in thousands) (3)	$ 393,737	$ 487,107	$ 526,386	$ 475,653	$ 381,366
Average subscription price	$ 28,552	$ 30,714	$ 32,196	$ 33,519	$ 35,229

Notes to Other Operating Data (Unaudited)

(1) Also known as "cross-sell ratio," represents the average across all subscription memberships, including the traditional large company market average of 3.30, 3.63, 4.03, 4.15, and 3.91 and the middle market average of 1.79, 1.58, 1.44, 1.1, and 1.0 in 2009, 2008, 2007, 2006, and 2005, respectively.

(2) For the year then ended. Client renewal rate is defined as the percentage of member institutions renewed, adjusted to reflect reductions in member institutions resulting from mergers and acquisitions of members. The client renewal rate was 83% and 88% for our traditional large company market and 70% and 71% for the middle market in 2009 and 2008, respectively.

(3) For the year then ended. Contract value ("Contract Value") is defined as the aggregate annualized revenues attributed to all agreements in effect at a given date without regard to the remaining duration of any such agreement.

Non-GAAP Financial Measures

The tables below include financial measures of EBITDA, Adjusted EBITDA, Adjusted net income, and Non-GAAP diluted earnings per share, which are non-GAAP financial measures provided as a complement to the results provided in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The term "EBITDA" refers to a financial measure that we define as earnings before interest income, net, depreciation and amortization, and provision for income taxes. The term "Adjusted EBITDA" refers to a financial measure that we define as earnings before interest income, net, depreciation and amortization, provision for income taxes, impairment loss, costs associated with exit activities, restructuring costs, and gain on acquisition. The term "Adjusted net income" refers to net income excluding the after-tax effects of impairment loss, costs associated with exit activities, restructuring costs, and gain on acquisition. "Non-GAAP diluted earnings per share" refers to net income per diluted share, excluding the per share after-tax effects of impairment loss, costs associated with exit activities, restructuring costs, and gain on acquisition.

These non-GAAP measures may be considered in addition to results prepared in accordance with GAAP, but they should not be considered a substitute for, or superior to, GAAP results. We intend to continue to provide these non-GAAP financial measures as part of our future earnings discussions and, therefore, the inclusion of these non-GAAP financial measures will provide consistency in our financial reporting. A reconciliation of these non-GAAP measures to GAAP results is provided below.

We believe that EBITDA, Adjusted EBITDA, Adjusted net income, and Non-GAAP diluted earnings per share are relevant and useful supplemental information for our investors. We use these non-GAAP financial measures for internal budgeting and other managerial purposes, when publicly providing our business outlook and as a measurement for potential acquisitions. A limitation associated with EBITDA and Adjusted EBITDA is that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures. Management compensates for these limitations by also relying on the comparable GAAP financial measure of income from operations, which includes depreciation and amortization.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In Thousands, Except Per-Share Amounts)				
EBITDA and Adjusted EBITDA					
Net income	$ 45,629	$ 44,797	$ 80,587	$ 79,171	$ 75,060
Interest income, net	(1,787)	(4,268)	(14,937)	(23,566)	(13,588)
Depreciation and amortization	22,991	21,631	15,573	10,381	7,308
Provision for income taxes	27,989	33,291	47,501	49,561	38,550
EBITDA	94,822	95,451	128,724	115,547	107,330
Impairment loss	–	27,449	–	–	–
Costs associated with exit activities	11,518	–	–	–	–
Restructuring costs	8,568	8,006	–	–	–
Share-based compensation (1)	–	–	–	–	(26,370)
Gain on acquisition	(680)	–	–	–	–
Adjusted EBITDA	$ 114,228	$ 130,906	$ 128,724	$ 115,547	$ 80,960
Adjusted EBITDA margin	25.8%	23.4%	24.2%	25.1%	22.4%
Adjusted Net Income					
Net income	$ 45,629	$ 44,797	$ 80,587	$ 79,171	$ 75,060
Adjustments, net of tax:					
Impairment loss	–	17,073	–	–	–
Costs associated with exit activities	7,141	–	–	–	–
Restructuring costs	5,312	4,804	–	–	–
Share-based compensation (1)	–	–	–	–	(17,422)
Gain on acquisition	(422)	–	–	–	–
Adjusted net income	$ 57,660	$ 66,674	$ 80,587	$ 79,171	$ 57,638
Non-GAAP Earnings per Diluted Share					
GAAP earnings per diluted share	$ 1.33	$ 1.30	$ 2.17	$ 1.94	$ 1.83
Adjustments, net of tax:					
Impairment loss	–	0.50	–	–	–
Costs associated with exit activities	0.20	–	–	–	–
Restructuring costs	0.16	0.14	–	–	–
Share-based compensation (1)	–	–	–	–	(0.42)
Gain on acquisition	(0.01)	–	–	–	–
Non-GAAP earnings per diluted share	$ 1.68	$ 1.94	$ 2.17	$ 1.94	$ 1.41

Notes

(1) We began recording share-based compensation expense beginning January 1, 2006 under the appropriate accounting guidance. Accordingly, the effect of share-based compensation has been reported above for comparative purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with Selected Financial Data and our annual audited consolidated financial statements and related notes thereto. The following discussion includes forward-looking statements that involve certain risks and uncertainties. For additional information regarding forward-looking statements and risk factors, see Forward-Looking Statements.

Operating results for Toolbox.com and other operating segments do not meet the quantitative thresholds for separate disclosure; thus, the Company has one reportable segment.

Executive Overview

Our focus for 2010 is to drive large company member loyalty through high-value engagement, invest globally in our strongest brands, improve the member experience with enhanced technology and analytic platforms, and elevate member performance with product innovation. We expect to leverage and expand our integrated sales and service model to retain and grow our existing membership base, version our products and services for markets with a substantial growth opportunity (e.g., government, Asia-Pacific region, and Europe), launch new products and services, and protect the core economics of our business through effective cost management. Our plans may include the acquisition of companies that bring us capabilities and intellectual property that address additional member needs.

In 2009, net income was $45.6 million, Adjusted net income was $57.7 million, diluted earnings per share was $1.33, and Non-GAAP diluted earnings per share was $1.68. Our 2009 results were affected by the depth of the world-wide economic downturn and the uncertainty about its duration. As is evident in the decline in Contract Value from December 31, 2008, we continue to face difficulty with new business and renewal bookings in light of the current macroeconomic environment. Lower overall bookings during the year continue to apply pressure to revenues. However, we believe that we made progress operationally in 2009 as both our new commercial model and an improving economic environment contributed to improved bookings late in the year in comparison to the fourth quarter of 2008.

On a sequential basis, Contract Value at December 31, 2009 was up 1.7% from the third quarter, reflecting both improving sales performance and the addition of Tower Group. In our large company market, renewals, cross-sales, and win-back all showed gains attributable to our reorganization and increased focus on these companies. This focus came at the expense of our overall institutional renewal rate, which declined due to both the economy and the loss of renewals from some smaller companies in the large company market. We also saw continued strength in our middle market platform, which contributed to a decline in our average subscription price in 2009, which we sell to members at a lower price point.

In 2009, we worked aggressively to align our cost structure with a lower revenue profile by implementing a range of expense management activities, including the elimination of lower-performing programs, workforce reductions, discretionary expense controls, and real estate subleases. Our total costs and expenses decreased by approximately $99 million and, as a result, our Adjusted EBITDA margin was 25.8% in 2009 compared to 23.4% in 2008. We restructured our product portfolio, eliminating approximately 20% of our programs, to focus on the strongest brands. This move allowed us to cut costs, but the primary purpose was to redirect our resources toward strengthening the remaining products and focusing our sales force on selling products with the greatest member impact and long-term value. We rolled out a service-led growth strategy and organization in North America whereby we restructured our sales and service model to establish integrated account teams focused on serving our largest member organizations. We also added executive advisor capacity to enhance our ability to directly impact members. Focusing our sales talent on those Fortune 500 companies that were not yet members, we aimed at increasing our already high penetration of these top-tier companies.

We anticipate improving sales, cross-sales, and renewal activity throughout 2010 and into the future. However, we expect near-term margin pressure given the lag between Contract Value growth and revenue growth and selective investments. Therefore, we expect lower revenues and earnings in 2010 when compared to 2009. We believe that the characteristics of our business—a renewable revenue stream, fast cash conversion cycle, scalable cost structure, and low capital intensity—remain intact.

Critical Accounting Policies

We have identified the following policies as critical to our business and the understanding of our results of operations. This is not a comprehensive list of all of our accounting policies. Our accounting policies are particularly important to the portrayal of our financial position and results of operations and may require the application of significant judgment by management. As a result, they are subject to an inherent degree of uncertainty. In applying those policies, management uses judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, our observance of trends in the industry, information provided by our members, and information available from other outside sources, as appropriate. For a more detailed discussion of the application of these and other accounting policies, see Note 2 to our consolidated financial statements. Our critical accounting policies include the following:

Revenue recognition

Revenue is recognized when 1) there is persuasive evidence of an arrangement, 2) the fee is fixed and determinable, 3) services have been rendered and payment has been contractually earned, and 4) collectability is reasonably assured. Revenues from membership subscriptions are recognized ratably over the term of the related subscription, which generally is 12 months. Membership fees generally are billable, and revenue recognition begins when a member agrees to the terms of the membership and fees receivable and the related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. Certain membership fees are billed on an installment basis. Members generally may request a refund of their membership fees, which is provided on a pro-rata basis relative to the length of the remaining membership term, under our service guarantee. Revenues from membership subscriptions were greater than 95% of total revenues in 2009, 2008, and 2007.

Advertising and content-related revenues from Toolbox.com are recognized as the services are provided.

Allowance for uncollectible revenue

We record an allowance for uncollectible revenue, as a reduction in revenues, based upon management's analysis and estimates as to the collectability of membership fees receivable, which generally is not the result of a members' ability to pay. Revenues under membership agreements are generally recognized ratably over the membership period, typically 12 months. Accordingly, the allowance for uncollectible revenue is recorded against the amount of revenues that have been recognized under the contracts that are deemed uncollectible. Membership fees receivable that have not been recognized as revenues are recorded in deferred revenues. As part of our analysis, we examine our collections history, the age of the receivables in question, any specific member collection issues that we have identified, general market conditions, member concentrations, and current economic and industry trends. Membership fees receivable balances are not collateralized.

Income taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting basis and the tax basis of assets and liabilities. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. The realization of deferred tax assets is contingent upon the generation of future taxable income. A valuation allowance is provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized. We provided a valuation allowance of $9.1 million at December 31, 2009 for the estimated loss of Washington, D.C., tax credits, which resulted from our move to Virginia in 2008, a capital loss carryforward expected to expire unused in 2010, and state deferred tax assets, consisting primarily of state net operating loss carryforwards and tax credits.

In determining the provision for income taxes, we analyze various factors, including projections of our annual earnings and tax jurisdictions in which the earnings will be generated; the impact of state, local, and foreign income taxes; and our ability to use tax incentives. We file income tax returns in U.S. federal, state, and foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state, and local tax examinations in major tax jurisdictions for periods prior to 2006.

Goodwill and intangible assets

As the result of acquisitions, we record any excess purchase price over the net tangible and identifiable intangible assets acquired as goodwill. A preliminary allocation of the purchase price to tangible and intangible net assets acquired is based upon a preliminary valuation, and our estimates and assumptions may be subject to change. Intangible assets consist primarily of purchased software and customer relationships. Intangible assets are amortized on a straight-line basis over their estimated useful lives of 2 to 20 years.

We test our goodwill for impairment annually on October 1, or whenever events or changes in circumstances indicate impairment may have occurred, by comparing its fair value to its carrying value. We have concluded that our reporting units used to assess goodwill impairment are the same as our operating segments. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, and a variety of other circumstances. If we determine that impairment has occurred, we are required to record a write-down of the carrying value and charge the impairment as an operating expense in the period the determination is made. Although we believe goodwill is appropriately stated in our consolidated financial statements, changes in strategy or market conditions could significantly impact these judgments and require an adjustment to the recorded balance.

The determination of the fair value of individual reporting units is based upon the average of an income approach (discounted cash flow method) and a market approach (guideline company method and transaction method). These models require us to make various judgmental estimates and assumptions about sales, operating margins, growth rates, discount factors, and valuation multiples. Our discounted cash flow model is prepared by forecasting anticipated cash flows over a thirty-year period and discounting them to their present value using an appropriate rate of return. The guideline company method is prepared by forecasting revenues for a five-year period and utilizing a comparative revenue multiplier to determine a terminal value at the end of that time horizon, discounted using an appropriate rate of return. Our estimates are based upon our historical experience, our current knowledge from our commercial relationships, and available external information about future trends.

The 2009 annual impairment test for the Toolbox.com reporting unit indicated that the estimated fair value of the reporting unit exceeded its carrying value by more than 15%. We have assumed that the expansion of existing communities, the growth and scale of new community platforms, and a recovery of the online advertising market will generate additional revenues and cash flows from operations. We also performed a sensitivity analysis using slower revenues and cash flow growth rates. The estimated fair value of the reporting unit from the sensitivity analysis also exceeded its carrying value. Actual performance could be materially different from these forecasts, which could impact future estimates of fair value. Goodwill allocated to the Toolbox.com reporting unit was $13.0 million at December 31, 2009.

Long-lived assets, including intangibles

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. At December 31, 2009, we have not identified any instances where the carrying values of our long-lived assets were not recoverable.

Deferred incentive compensation

Direct incentive compensation paid to our employees related to the negotiation of new and renewal memberships is deferred and amortized over the term of the related memberships.

Operating leases

We have non-cancelable operating lease agreements for our offices with original lease periods expiring between 2010 and 2028. We are committed to pay a portion of the related operating expenses and real estate taxes under certain of these lease agreements. Certain of these leases have escalating rent payment provisions. We recognize rent expense under such leases on a straight-line basis over the non-cancelable term of the lease, including free-rent periods. Lease incentives, relating to allowances provided by landlords, are amortized over the term of the lease as a reduction of rent expense. We recognize sublease income on a straight-line basis over the term of the sublease, including free-rent periods and escalations, as a reduction of rent expense. Costs associated with acquiring a subtenant, including broker commissions and tenant allowances, are amortized over the sublease term as a reduction of sublease income.

Share-based compensation

The grant date fair value of restricted stock units is measured by reducing the share price at that date by the present value of the dividends expected to be paid during the requisite vesting period. The grant date fair value of stock appreciation rights is calculated using a lattice valuation model. Determining the fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of our stock, and estimated forfeiture rates of the awards. Fair value and forfeiture rate estimates are based on assumptions we believe to be reasonable. Actual future results may differ from those estimates.

Results of Operations

We generate the majority of our revenues through memberships that provide access to our products and services, which are delivered through several channels. Memberships, which principally are annually renewable agreements, primarily are payable by members at the beginning of the contract term. Billings attributable to memberships for our products and services initially are recorded as deferred revenues and then generally are recognized on a pro-rata basis over the membership contract term, which typically is 12 months. Generally, a member may request a refund of its membership fee during the membership term under our service guarantee. Refunds are provided on a pro-rata basis relative to the remaining term of the membership.

Our operating costs and expenses consist of the following:

- Cost of services, which represents the costs associated with the production and delivery of our products and services, consisting of compensation, including share-based compensation, for research personnel, in-house faculty, and product advisors; the organization and delivery of membership meetings, seminars, and other events; ongoing product development costs; production of published materials, costs of developing and supporting our membership web platform and digital delivery of products and services; and associated support services

- Member relations and marketing, which represents the costs of acquiring new members and the costs of account management, consisting of compensation, including sales incentives and share-based compensation; travel; recruiting and training of personnel; sales and marketing materials; and associated support services, as well as the costs of maintaining our customer relationship management software ("CRM")

- General and administrative, which represents the costs associated with the corporate and administrative functions, including human resources and recruiting, finance and accounting, legal, management information systems, facilities management, business development and other. Costs include compensation, including share-based compensation; third-party consulting and compliance expenses; and associated support services.

- Depreciation and amortization, consisting of depreciation of our property and equipment, including leasehold improvements, furniture, fixtures and equipment, capitalized software and Web site development costs, and the amortization of intangible assets

We have significantly reduced our costs in light of macroeconomic conditions and a decline in revenues in 2009 and expect to experience the full-year effect of our restructuring plans in 2010. We continue to manage our costs and expenses aggressively. In addition, we plan to make selective investments in the business to support our efforts to return to growth in Contract Value.

Years Ended December 31, 2009, 2008, and 2007

Contract Value

Contract Value decreased 19.2% to $393.7 million at December 31, 2009 from $487.1 million at December 31, 2008 and decreased 7.5% in 2008 from $526.4 million at December 31, 2007.

In 2009, the largest driver of the $93.4 million decrease in Contract Value was reduced memberships from some large company members, as evidenced by the decrease in the cross-sell ratio, decreased new bookings due to macro-economic conditions, and anticipated Contract Value losses of $29 million from programs that we retired or consolidated in 2009. The total number of member institutions decreased 5.9%, to 4,812 at December 31, 2009 from to 5,114 at December 31, 2008. The total number of membership subscriptions decreased 12.4% to 13,790 at December 31, 2009 from 15,747 at December 31, 2008. The average subscription price at December 31, 2009 decreased 7.0% to $28,552 from $30,714 at December 31, 2008.

In 2008, the largest driver of the $39.3 million decrease in Contract Value resulted from large company members who experienced disruptive economic distress themselves, or from other member companies that disappeared entirely, primarily in the financial services, transportation, and building materials industries. This decrease, which we experienced both in North America and Europe, accounted for approximately $32 million, or 80%, of the Contract Value decrease. The remaining Contract Value decrease was driven by a reduction in spending by the general membership base, partially offset by sales to new members and sales of new products. The total number of membership subscriptions decreased 3.7% to 15,747, the total number of member institutions increased 8.6% to 5,114, and the average subscription price decreased 4.6% to $30,714 at December 31, 2008.

Revenues

Revenues decreased 20.7% to $442.9 million in 2009 from $558.4 million in 2008 and increased 4.8% in 2008 from $532.7 million in 2007. As discussed in the Executive Overview, we expect revenues to decline in 2010.

In 2009, both lower deferred revenues from 2008 and lower bookings throughout 2009 contributed to the decrease in revenues. The decrease in bookings is due to the factors described in Contract Value above.

In 2008, the largest drivers of the increase in revenues related to the recognition of the year-end 2007 deferred revenue balance, which increased from year-end 2006, and new members joining their first program, and to a lesser extent, the introduction of new research programs, and the inclusion of revenues from Toolbox.com for the entire year compared to only five months in 2007.

Costs and expenses

Declines in share-based compensation, facilities expense, and the impact of changes in the exchange rates of the U.S. dollar to the British Pound all contributed to year-over-year reductions in costs and expenses in 2009. These items are allocated to Cost of services, Member relations and marketing, and General and administrative expenses. We discuss them on an aggregated basis below:

- Share-based compensation decreased $1.8 million from 2008 to 2009 and $10.2 million from 2007 to 2008. The decrease in 2009 is primarily a result of a decrease in the fair value of new share-based awards granted mainly as a result of declines in the trading price of our common stock. The decrease in 2008 relates to the decrease in the fair value of new share-based awards granted and an increase in our anticipated forfeiture rate. In 2008, we increased our estimated forfeiture rate from 3% to 14%. The cumulative effect of the change in estimate was a reduction in compensation expense of $2.9 million.
- Facilities expense decreased $9.6 million from 2008 to 2009. The decrease in 2009 is primarily due to subleases of a portion of our headquarters and the consolidation of the Washington, D.C., office locations into our new headquarters in the first quarter of 2008. In 2008, we also recorded $6.0 million of moving-related costs, including $3.0 million associated with overlapping office leases in conjunction with the move to our new headquarters.
- We also benefited from the strength of the U.S. dollar compared to the British Pound in 2009 versus 2008 and from 2007 to 2008. The value of the British Pound versus the U.S. dollar decreased approximately $0.30, on average across 2009, and decreased approximately $0.15, on average across 2008. Costs incurred for foreign subsidiaries will fluctuate based on changes in foreign currency rates in addition to other operational factors. We enter into cash flow hedges for our UK subsidiary to mitigate foreign currency risk, which offsets a large portion of the impact foreign currency fluctuations have on costs and expenses.

Cost of services

Cost of services decreased 18.3% to $147.0 million in 2009 from $180.0 million in 2008 and decreased 1.7% in 2008 from $183.1 million in 2007.

In 2009, the decrease of $33.0 million was primarily due to a $21.0 million reduction in compensation and related costs, including salaries, payroll taxes, incentives, and share-based compensation expense. The primary cause of the decrease in compensation was headcount reductions related to the restructuring plans announced in 2008 and 2009. Additional decreases included member meeting costs of $6.5 million, travel and entertainment costs of $4.2 million, facilities expense of $4.1 million, and printing costs of $1.5 million. The decrease in Cost of services also benefited from the strength of the U.S. dollar versus the British Pound as discussed above. These decreases were partially offset by a $3.6 million increase in deferred compensation expense and $2.1 million of expenses from Tower Group, a business acquired in October 2009, primarily related to compensation-related costs.

In 2008, the decrease of $3.1 million was primarily due to a reduction in compensation and related costs, including salaries, payroll taxes, and incentives, a decrease in deferred compensation expense, and a decrease in share-based compensation expense of $4.8 million. Offsetting the decreases, in part, was an increase in facilities expense due to overlapping lease periods related to the move from Washington, D.C., to our new headquarters. Additional increases included external consulting fees, executive education seminar costs, and expenses related to the inclusion of Toolbox.com, a business acquired in 2007, for the entire year in 2008.

Member relations and marketing

Member relations and marketing costs decreased 22.1% to $126.0 million in 2009 from $161.7 million in 2008 and increased 7.8% in 2008 from $150.0 million in 2007.

In 2009, the decrease of $35.7 million was primarily due to a $26.4 million reduction in compensation and related costs, including salaries, payroll taxes, and incentives. The primary cause of the decrease in compensation was headcount reductions related to the restructuring plans announced in 2008 and 2009. Additional decreases included travel and entertainment expenses of $6.8 million and facilities expense of $4.3 million. The decrease in Member relations and marketing also benefited from the strength of the U.S. dollar versus the British Pound as discussed above. These decreases were partially offset by a $2.6 million increase in external consulting fees related to our purchase and implementation of a new CRM and a $1.6 million increase in deferred compensation expense.

In 2008, the increase of $11.7 million was primarily due to compensation and related costs including salaries, payroll taxes, and incentives. Facilities costs also increased as noted above. The increased compensation costs were part of our initiative to strengthen our North American sales force and resulted from incremental investments in staffing, incentives, and training. To a lesser extent, the increase was due to an increase in facilities and related costs and the inclusion of Toolbox.com for the entire year in 2008. These increases were partially offset by a $3.2 million decrease in share-based compensation expense and a decrease in deferred compensation expense.

General and administrative

General and administrative costs decreased 21.9% to $59.4 million in 2009 from $76.1 million in 2008 and increased 5.7% in 2008 from $72.0 million in 2007.

In 2009, the decrease of $16.7 million was primarily due to a $5.7 million decrease in compensation and related costs, including salaries, payroll taxes, and incentives; and a $4.7 million decrease in external consulting fees, primarily information technology related. The primary cause of the decrease in compensation was headcount reductions related to the restructuring plans announced in 2008 and 2009. The primary cause of the decrease in external consulting fees was costs incurred in 2008 relating to infrastructure investments related to the build out of our headquarters. Additional decreases included travel and entertainment expenses of $2.3 million, employee placement fees and signing bonuses of $2.3 million, and facilities costs of $1.3 million. The decrease in General and administrative also benefited from the strength of the U.S. dollar versus the British Pound as discussed above. These decreases were partially offset by a $1.7 million increase in deferred compensation expense.

In 2008, the increase of $4.1 million was primarily due to an increase in external consulting fees relating to infrastructure investments for the build out of our headquarters and to a lesser extent, facilities costs, compensation and related costs, including salaries and payroll taxes and the inclusion of Toolbox.com in the results for the full year of 2008 compared with five months in 2007. These increases were partially offset by decreases in severance expense not related to restructuring costs and a $2.0 million decrease in share-based compensation expense. To a lesser extent, the following also decreased during the year: non-revenue-related incentives, deferred compensation expense, and employment placement fees.

Depreciation and amortization

Depreciation and amortization increased 6.5% to $23.0 million in 2009 from $21.6 million in 2008 and increased 38.5% in 2008 from $15.6 million in 2007.

In 2009, the increase was primarily due to the full year's effect of depreciating the 2008 capital expenditures, primarily relating to leasehold improvements for our headquarters placed into service in the first and second quarters of 2008. Amortization of intangible assets remained relatively unchanged from 2008 to 2009.

In 2008, the increase of $6.0 million was primarily due to a full year's amortization of intangible assets from Toolbox.com and other smaller acquisitions. The total increase in amortization expense was $3.3 million. The increase was also due to depreciation related to leasehold improvements and computer hardware placed into service in 2008 at our headquarters.

Impairment loss

In the fourth quarter of 2008, based on a combination of factors (including the economic environment and the near-term outlook for advertising-related revenues), we concluded that goodwill and intangible asset amounts previously recorded for the 2007 acquisition of Toolbox.com were impaired. We utilized the income approach (discounted cash flow method) and the market approach (guideline company method and the transaction method) in the determination of the fair value of Toolbox.com. The total impairment loss recognized in 2008 was $27.4 million.

Costs associated with exit activities

In June 2009, we ceased using and entered into a sublease agreement for a portion of our headquarters.

In addition, we ceased using a portion of two other facilities, whereby we sublet a portion of one facility and are attempting to sublease a portion of the other facility. We incurred a total pretax charge of $11.5 million, substantially all of which is noncash, primarily related to the impairment of leasehold improvements and furniture, fixtures, and equipment at our headquarters. We expect that these actions will reduce rent expense approximately $5.1 million in 2010 compared to 2009.

These actions advance our ongoing transition to an integrated account management model, which has reduced the need for space in our headquarters and other existing facilities, because we are locating sales and service staff closer to members. In addition, these actions represent another step in our efforts to align operating expenses more closely with our outlook, in light of economic conditions, and to redirect resources to areas with a greater potential for future growth. We believe existing facilities will be adequate for our current needs and additional facilities are available for lease at advantageous terms to meet any future needs.

Restructuring costs

In October 2009, we acquired the stock of Tower Group. As part of our integration plans, we initiated a workforce reduction plan whereby approximately ten Tower Group employees were offered severance and related termination benefits. Restructuring costs associated with this action were $1.2 million.

In the second quarter of 2009, we committed to a separation plan (the "2009 Plan"), initially offering additional benefits for employees electing to voluntarily separate, for which approximately 155 employees submitted resignations effective beginning July 24, 2009. The 2009 Plan, which has concluded, is part of our continuing efforts to align expenses more closely with our outlook and to accelerate the placement of resources in areas that we believe have a greater potential for future growth. The 2009 Plan was not offered to executive officers, critical staff, and most sales staff. Pretax restructuring charges for the 2009 Plan were $7.8 million, most of which was associated with severance and related termination benefits. The annualized pretax savings associated with these restructuring activities were expected to be approximately $15 million.

In the fourth quarter of 2008, we committed to a plan of workforce reductions to restructure our business to align expenses more closely with our revenue outlook, in light of continued economic turmoil in the U.S. and global economy, and to redirect resources to areas that we believe have a greater potential for future growth. This restructuring included a reduction of approximately 15% of our workforce; a realignment of products and services, including consolidation or retirement of certain products, to focus on five corporate decision centers and industries we serve; and the implementation of a new, integrated approach to prospect and member account management. We recorded a pretax restructuring charge of $8.0 million for these actions in the fourth quarter of 2008 and $1.0 million in the first quarter of 2009, most of which was associated with severance and related termination benefits. The annualized pretax savings associated with these restructuring activities were expected to be approximately $31 million.

We currently do not expect to incur any significant additional costs under the plans.

Other income (expense), net

Other income (expense), net increased in 2009 to income of $6.2 million from expense of $5.4 million in 2008 and decreased in 2008 from income of $16.0 million in 2007. Changes in 2009 and 2008 were primarily related to interest income earned on cash and cash equivalents, foreign currency remeasurement of the net monetary assets from our UK subsidiary, and fluctuations in the fair value of participant accounts associated with the deferred compensation plan. The components are further described below.

In 2009, Other income (expense), net was primarily comprised of $2.7 million related to an increase in deferred compensation plan assets, $1.8 million of interest income, $1.1 million foreign currency remeasurement gain, and a $0.7 million gain on acquisition. The decrease in interest income, net was primarily due to lower investment returns for cash and cash equivalents in a lower interest rate environment and decreased levels of marketable securities.

In 2008, Other income (expense), net was comprised of interest income of $4.3 million, including a realized gain on the sale of marketable securities, offset by a $1.8 million write-down of a cost method investment, a $3.4 million foreign currency remeasurement loss, and $4.5 million related to a decrease in deferred compensation plan assets. The decrease in interest income, net was primarily due to decreased levels of cash and cash equivalents and marketable securities relative to 2007 and lower investment returns in a lower interest rate environment.

In 2007, Other income (expense), net was comprised of interest income of $14.9 million and $1.1 million related to an increase in deferred compensation plan assets.

Provision for income taxes

We recorded a Provision for income taxes of $28.0 million, $33.3 million, and $47.5 million in 2009, 2008, and 2007, respectively. Changes in the effective tax rate in 2009 and 2008 were primarily related to changes in unrealized currency translation gains/losses recognized for book purposes.

In 2009, our effective income tax rate was 38.0%, as opposed to the Federal statutory rate of 35%, primarily due to the effects of unrealized currency translation gains recognized for book purposes, a reduced amount of permanently nondeductible expenses, state tax credits, and state income taxes.

In 2008, our effective income tax rate was 42.6%, as opposed to the Federal statutory rate of 35%, primarily due to the effects of unrealized currency translation losses recognized for book purposes, an increase in the state effective rate due to the move to Virginia, as well as an increase to the valuation allowance related to certain state deferred tax assets, and state income taxes.

In 2007, our effective tax rate was 37.1%, as opposed to the Federal statutory rate of 35%, primarily due to the effects of state income taxes and permanently nondeductible expenses.

We recorded net deferred tax assets of $46.9 million and $53.9 million in 2009 and 2008, respectively. We will need to generate approximately $118 million of future taxable income to realize the net deferred tax assets at December 31, 2009.

Deferred tax assets related to share based compensation are expected to reverse over a six-year period. Deferred tax assets related to goodwill, intangible assets, and operating leases are expected to reverse over periods up to eighteen years.

Liquidity and Capital Resources

Cash flows generated from operating activities are our primary source of liquidity. As discussed above, in 2009 we worked aggressively to align our cost structure with a lower revenue profile by implementing a range of expense management activities, including the elimination of lower-performing programs, workforce reductions, discretionary expense controls, and real estate subleases. In addition, we reduced our quarterly dividend from $0.44 to $0.10 resulting in a reduction of $34.7 million.

We believe that existing cash and cash equivalents and marketable securities balances and operating cash flows will be sufficient to support operations, capital expenditures, and the payment of dividends, as well as potential share repurchases during the next 12 months. Our future cash flows will depend on many factors, including our rate of Contract Value growth and selective investments to expand our brands and enhance technology. Also, we may make investments in, or acquisitions of, complementary businesses, which could also require us to seek additional financing.

We had cash and cash equivalents and marketable securities of $76.2 million and $76.1 million at December 31, 2009 and 2008, respectively. In 2008, we completed the build out of the office space for our headquarters, which included total cash payments of $59.7 million, net of lease incentives received. Of this amount, $25.5 million was paid in 2007 and the remaining $34.2 was paid in 2008.

Cash flows from operating activities

Membership subscriptions, which principally are annually renewable agreements, generally are payable by members at the beginning of the contract term. The combination of revenue growth, profitable operations, and advance payments of membership subscriptions historically has resulted in net cash flows provided by operating activities. We generated net cash flows from operating activities of $28.6 million, $85.2 million, and $110.0 million in 2009, 2008, and 2007, respectively.

The decrease of $56.6 million in cash flows provided by operations to $28.6 million in 2009 from $85.2 million in 2008 is primarily attributable to decreases in bookings in late 2008 and throughout 2009 when compared to prior periods. Membership fees receivable, net decreased $34.3 million at December 31, 2008 compared to December 31, 2007, which impacted cash collections in 2009 compared to 2008.

We made income tax payments of $32.7 million, $55.2 million, and $60.8 million in 2009, 2008, and 2007, respectively and expect to continue making tax payments in future periods. In 2008, we received $9.0 million of incentives associated with our lease and relocation to Arlington, Virginia.

Cash flows from investing activities

Our cash management, acquisition, and capital expenditure strategies affect cash flows from investing activities. In 2009, net cash flows provided by investing activities were $11.5 million. In 2008, net cash flows used in investing activities were $16.3 million. In 2007, net cash flows provided by investing activities were $121.8 million.

In 2009, we generated $14.4 million from maturities of marketable securities and $5.2 million from the acquisition of businesses. We used $7.1 million for capital expenditures, primarily on technology infrastructure, and $1.0 million for a cost method investment.

In October 2009, we acquired 100% of the equity interests of Tower Group to supplement our existing financial services products. As part of the acquisition, we agreed to assume certain obligations that might otherwise have been resolved prior to consummating the transaction. In return, the seller agreed to leave assets on the balance sheet to settle those obligations.

In 2008, we used $42.5 million in investing activities for capital expenditures, including furniture, fixtures and equipment, and leasehold improvements primarily related to the build out of our headquarters. The build out was complete at December 31, 2008. In addition, we acquired two companies totaling $10.0 million, net of cash acquired. These activities were offset by $36.5 million of net proceeds from maturities and sales of marketable securities.

In October and December 2008, we acquired 100% of the equity interests of two companies that supplement our existing product offerings in two corporate decision centers by providing access to proprietary data assets. The total purchase price for both acquisitions was $10.0 million, net of cash acquired, which was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. We allocated $5.6 million to intangible assets with a weighted average amortization period of eight years and $6.7 million was allocated to goodwill. The purchase price for one of the acquisitions may be increased if certain performance targets are met in each of the three annual periods ending December 31, 2009, 2010, and 2011. We currently do not expect to pay any additional purchase price based on the achievement of these performance targets.

In 2007, we used $34.5 million in investing activities for capital expenditures, including furniture, fixtures and equipment, and leasehold improvements primarily related to the build out of our headquarters. We used $61.6 million, net of cash acquired, for acquisitions, which primarily related to the acquisition of Toolbox.com, and $3.8 million for a cost method investment. These activities were offset by $221.7 million of net proceeds from maturities and sales of marketable securities.

In July 2007, we acquired 100% of the equity interests of Information Technology Toolbox, Inc., now operating as Toolbox.com. The purchase price was $58.9 million, reduced by the assumption of $1.0 million in transition bonuses that were paid by us. Under the terms of the acquisition agreement, the purchase price may be increased if certain financial thresholds are achieved during the 12-month period ending on or before December 31, 2010. We currently do not expect to pay any additional purchase price based on the achievement of these financial thresholds. As discussed above, we recorded an impairment loss of $27.4 million related to goodwill and intangible assets of this reporting unit.

We estimate that capital expenditures to support our infrastructure will be approximately $8.0 million in 2010.

Cash flows from financing activities

Net cash flows used in financing activities were $24.6 million, $100.3 million, and $355.6 million in 2009, 2008, and 2007, respectively.

In 2009, dividend payments were $25.2 million, and we repurchased approximately five thousand shares of our common stock for $0.1 million. The quarterly dividend was decreased from $0.44 to $0.10 per share in the second quarter of 2009 and increased to $0.11 per share in the first quarter of 2010. Proceeds from the issuance of common stock under the employee stock purchase plan were $0.7 million.

In 2008, dividend payments were $59.9 million, and we repurchased 1.0 million shares of our common stock at a total cost of $41.8 million. Proceeds from the issuance of common stock under the employee stock purchase plan were $1.4 million. In addition, we received $0.1 million from the exercise of common stock options.

In 2007, dividend payments were $57.8 million, and we repurchased 4.3 million shares of our common stock at a total cost of $303.0 million. Proceeds from the issuance of common stock under the employee stock purchase plan were $2.1 million. In addition, we received $0.7 million from the exercise of common stock options and recognized excess tax benefits of $2.4 million from the exercise of share-based compensation.

At December 31, 2009, we had outstanding letters of credit totaling $6.4 million for security deposits related to certain office leases. The letters of credit expire at various times from January 2010 through September 2010, but will automatically extend for another year from their expiration dates. To date, no amounts have been drawn on these agreements. In 2008, we terminated letters of credit relating to security deposits for Washington, D.C., operating leases when the leases expired. Under the terms of the Arlington, Virginia, lease, we initially committed to providing the landlord security deposits totaling $50 million and pledged $50 million of long-term marketable securities to the landlord as collateral for this obligation. In August 2008, we replaced the $50 million pledge of long-term marketable securities with a letter of credit for $4.5 million.

Contractual obligations

The following summarizes our known contractual obligations at December 31, 2009 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period (In Thousands) at December 31, 2009						
	Total	YE 2010	YE 2011	YE 2012	YE 2013	YE 2014	Thereafter
Operating lease obligations	$ 630,014	$ 34,674	$ 34,468	34,509	$ 34,385	$ 34,126	$ 457,852
Deferred compensation liability	16,537	1,407	914	1,144	1,149	779	11,144
Purchase commitments	13,918	8,346	4,341	1,231	—	—	—
Total	$ 660,469	$ 44,427	$ 39,723	$ 36,884	$ 35,534	$ 34,905	$ 468,996

	Sublease Receipts by Period (In Thousands) at December 31, 2009						
	Total	YE 2010	YE 2011	YE 2012	YE 2013	YE 2014	Thereafter
Subleases receipts	$ 104,422	$ 9,218	$ 9,146	9,157	$ 9,394	$ 8,005	$ 59,502

The net operating lease obligations relate to our office leases, excluding expected rental income under non-cancelable subleases, which are more fully described in Note 18 to our consolidated financial statements. Operating lease obligations include scheduled rent increases for our headquarters of 1.85% per year through 2017, and 2% per year thereafter. Purchase commitments primarily relate to information technology and infrastructure contracts.

Not included in the table above are unrecognized tax benefits of $592,000.

Off-balance sheet arrangements

At December 31, 2009, we had no off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually narrow or limited purposes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to interest rate and foreign currency exchange rate risks that could impact our financial position and results of operations.

Interest rate risk

We are exposed to interest rate risk primarily through our portfolio of cash and cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents are primarily comprised of cash held in demand deposit accounts at various financial institutions. Marketable securities consist primarily of U.S. Treasury notes and Washington, D.C., tax-exempt bonds. We perform periodic evaluations of the relative credit ratings related to cash and cash equivalents and marketable securities. This portfolio is subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile. A hypothetical 10% adverse movement in interest rates would not have a material impact on our results of operations or cash flows.

The following table provides the principal (notional) amount by expected maturity of our available-for-sale marketable securities at December 31, 2009 (dollars in thousands):

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value 12/31/09
Marketable securities	$ 18,440	$ 9,845	$ 3,700	$ 7,355	$ 1,000	$ 2,000	$ 42,340	$ 44,450
Average effective interest rate	3.94%	4.24%	4.25%	4.60%	4.31%	5.00%		

Foreign currency risk

Our international operations subject us to risks related to currency exchange fluctuations. Prices for our products are denominated primarily in U.S. dollars, even when sold to members that are located outside the United States. Many of the costs associated with our operations located outside the United States are denominated in local currencies. As a consequence, increases in local currencies against the U.S. dollar in countries where we have foreign operations would result in higher operating costs and, potentially, reduced earnings. We use forward contracts, designated as cash flow hedging instruments, to protect against foreign currency exchange rate risks inherent with our cost reimbursement agreement with our UK subsidiary. A forward contract obligates us to exchange a predetermined amount of U.S. dollars to make an equivalent British Pound payment equal to the value of such exchange. The maximum length of time over which we hedge our exposure to the variability in future cash flows is 12 months.

The functional currency of substantially all of our wholly owned foreign subsidiaries is the U.S. dollar. For these foreign subsidiaries, monetary balance sheet and related income statement accounts, representing claims receivable or payable in a fixed number of foreign currency units regardless of changes in exchange rates, are remeasured at the current exchange rate with exchange gains and losses recorded in income. Nonmonetary balance sheet items and related income statement accounts, which do not result in a fixed future cash inflow or outflow of foreign currency units, are remeasured at their historical exchange rates. In 2009 and 2008, we recorded foreign currency translation gains (losses) totaling $1.1 million and ($3.4) million, respectively, which are included in Other income (expense), net in the consolidated statements of income. A hypothetical 10% adverse movement in British Pounds would result in additional expense of approximately $2 million.

FORWARD-LOOKING STATEMENTS

This Annual Report, including information incorporated into this document by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. All such forward-looking statements are based on management's beliefs, current expectations and information currently available to management. These statements are contained throughout this Annual Report, including under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements frequently contain words such as "believes," "expects," "anticipates," "intends," "plans," "will," "estimates," "forecasts," "projects" and other words of similar meaning. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts, financial results or financial condition. Forward-looking statements include information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position, and potential growth opportunities.

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results may differ materially from those set forth in the forward-looking statements. One must carefully consider any such statement and should understand that many factors could cause actual results to differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those indicated by forward-looking statements include, among others, those discussed in this Annual Report under "Critical Accounting Policies" and elsewhere in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional uncertainties that could affect future results include general economic conditions and future financial performance of members and industries. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties. All forward-looking statements contained in this Annual Report are qualified by these cautionary statements and are made only as of the date this Annual Report is filed. We undertake no obligation, other than as required by law, to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Amounts)

	December 31,	
	2009	2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 31,760	$ 16,214
Marketable securities	18,666	13,545
Membership fees receivable, net	125,716	127,007
Deferred income taxes, net	7,989	12,459
Deferred incentive compensation	9,721	12,621
Prepaid expenses and other current assets	9,584	9,140
Total current assets	203,436	190,986
Deferred income taxes, net	39,744	41,427
Marketable securities	25,784	46,344
Property and equipment, net	89,462	109,133
Goodwill	27,129	26,392
Intangible assets, net	12,246	17,266
Other noncurrent assets	25,394	14,644
Total assets	$ 423,195	$ 446,192
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 48,764	$ 66,178
Accrued incentive compensation	27,975	25,145
Deferred revenues	222,053	264,253
Total current liabilities	298,792	355,576
Deferred tax liabilities	867	–
Other liabilities	73,259	68,007
Total liabilities	372,918	423,583
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Common stock, par value $0.01; 100,000,000 shares authorized; 43,313,597 and 43,205,367 shares issued and 34,147,008 and 34,043,752 shares outstanding at December 31, 2009 and 2008, respectively	433	432
Additional paid-in-capital	401,629	395,434
Retained earnings	274,718	254,285
Accumulated elements of other comprehensive income	1,181	55
Treasury stock, at cost, 9,166,589 and 9,161,615 shares at December 31, 2009 and 2008, respectively	(627,684)	(627,597)
Total stockholders' equity	50,277	22,609
Total liabilities and stockholders' equity	$ 423,195	$ 446,192

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Per-Share Amounts)

	Year Ended December 31,		
	2009	2008	2007
REVENUES	$ 442,906	$ 558,352	$ 532,716
COSTS AND EXPENSES			
Cost of services	147,019	179,950	183,088
Member relations and marketing	126,023	161,670	150,032
General and administrative	59,415	76,120	71,984
Depreciation and amortization	22,991	21,631	15,573
Impairment loss	—	27,449	—
Costs associated with exit activities	11,518	—	—
Restructuring costs	8,568	8,006	—
Total costs and expenses	375,534	474,826	420,677
INCOME FROM OPERATIONS	67,372	83,526	112,039
Other income (expense), net	6,246	(5,438)	16,049
INCOME BEFORE PROVISION FOR INCOME TAXES	73,618	78,088	128,088
Provision for income taxes	27,989	33,291	47,501
NET INCOME	$ 45,629	$ 44,797	$ 80,587
EARNINGS PER SHARE			
Basic	$ 1.34	$ 1.31	$ 2.20
Diluted	$ 1.33	$ 1.30	$ 2.17
DIVIDENDS PER SHARE	$ 0.74	$ 1.76	$ 1.60
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic	34,111	34,205	36,666
Diluted	34,293	34,329	37,159

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 45,629	$ 44,797	$ 80,587
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Deferred income taxes	(255)	(22,064)	(10,923)
Amortization of marketable securities premiums (discounts), net	691	695	(449)
Share-based compensation	10,751	12,525	22,764
Excess tax benefits from share-based compensation arrangements	—	—	(2,398)
Depreciation and amortization	22,991	21,631	15,573
Impairment loss	—	27,449	—
Costs associated with exit activities	11,518	—	—
Gain on acquisition	(680)	—	—
Changes in operating assets and liabilities:			
Membership fees receivable, net	3,622	36,112	(6,688)
Deferred incentive compensation	2,900	2,923	(2,384)
Prepaid expenses and other current assets	(91)	2,283	(645)
Other noncurrent assets	(9,525)	6,375	(5,578)
Accounts payable and accrued liabilities	(18,533)	11,053	(11,739)
Accrued incentive compensation	2,387	(6,210)	6,293
Deferred revenues	(47,512)	(60,548)	14,724
Other liabilities	4,681	8,211	10,904
Net cash flows provided by operating activities	28,574	85,232	110,041
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property and equipment, net	(7,052)	(42,483)	(34,532)
Cost-method investment	(1,000)	(386)	(3,829)
Acquisition of businesses, net of cash acquired	5,173	(10,005)	(61,593)
Purchases of marketable securities	—	(12,489)	(108,801)
Sales and maturities of marketable securities	14,409	49,024	330,556
Net cash flows provided by (used in) investing activities	11,530	(16,339)	121,801
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from the exercise of common stock options	—	100	691
Proceeds from issuance of common stock under the employee stock purchase plan	725	1,419	2,087
Excess tax benefits from share-based compensation arrangements	—	—	2,398
Purchase of treasury shares	(87)	(41,842)	(302,974)
Payment of dividends	(25,196)	(59,941)	(57,826)
Net cash flows used in financing activities	(24,558)	(100,264)	(355,624)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,546	(31,371)	(123,782)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	16,214	47,585	171,367
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 31,760	$ 16,214	$ 47,585

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2007, 2008, and 2009 (In Thousands, Except Share Amounts)

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Accumulated Elements of Other Comprehensive Income (Loss)	Treasury Stock	Total	Annual Comprehensive Income
	Shares	Amount						
Balance at December 31, 2006	38,947,908	$ 428	$ 353,990	$ 246,668	$ (440)	$ (282,781)	$ 317,865	$ 78,855
Issuance of common stock upon the exercise of common stock options and release of restricted stock units	280,510	3	685	—	—	—	688	—
Issuance of common stock under the employee stock purchase plan	33,677	—	2,087	—	—	—	2,087	—
Share-based compensation	—	—	22,764	—	—	—	22,764	—
Tax effect of share-based compensation	—	—	4,110	—	—	—	4,110	—
Purchase of treasury shares	(4,268,514)	—	—	—	—	(302,974)	(302,974)	—
Change in unrealized gains on available-for-sale marketable securities, net of tax	—	—	—	—	1,312	—	1,312	1,312
Foreign currency hedge	—	—	—	—	(1,066)	—	(1,066)	(1,066)
Payment of dividends	—	—	—	(57,826)	—	—	(57,826)	—
Net income	—	—	—	80,587	—	—	80,587	80,587
Balance at December 31, 2007	34,993,581	$ 431	$ 383,636	$ 269,429	$ (194)	$ (585,755)	$ 67,547	$ 80,833
Issuance of common stock upon the exercise of common stock options and release of restricted stock units	46,125	1	100	—	—	—	101	—
Issuance of common stock under the employee stock purchase plan	39,730	—	1,419	—	—	—	1,419	—
Share-based compensation	—	—	12,525	—	—	—	12,525	—
Tax effect of share-based compensation	—	—	(2,246)	—	—	—	(2,246)	—
Purchase of treasury shares	(1,035,684)	—	—	—	—	(41,842)	(41,842)	—
Change in unrealized gains on available-for-sale marketable securities, net of tax	—	—	—	—	208	—	208	208
Foreign currency hedge	—	—	—	—	(333)	—	(333)	(333)
Cumulative translation adjustment	—	—	—	—	374	—	374	374
Payment of dividends	—	—	—	(59,941)	—	—	(59,941)	—
Net income	—	—	—	44,797	—	—	44,797	44,797
Balance at December 31, 2008	34,043,752	$ 432	$ 395,434	$ 254,285	$ 55	$ (627,597)	$ 22,609	$ 45,046
Issuance of common stock upon the exercise of common stock options and release of restricted stock units	59,782	—	—	—	—	—	—	—
Issuance of common stock under the employee stock purchase plan	48,448	1	724	—	—	—	725	—
Share-based compensation	—	—	10,751	—	—	—	10,751	—
Tax effect of share-based compensation	—	—	(5,280)	—	—	—	(5,280)	—
Purchase of treasury shares	(4,974)	—	—	—	—	(87)	(87)	—
Change in unrealized gains on available-for-sale marketable securities, net of tax	—	—	—	—	(195)	—	(195)	(195)
Foreign currency hedge	—	—	—	—	1,341	—	1,341	1,341
Cumulative translation adjustment	—	—	—	—	(20)	—	(20)	(20)
Payment of dividends	—	—	—	(25,196)	—	—	(25,196)	—
Net income	—	—	—	45,629	—	—	45,629	45,629
Balance at December 31, 2009	34,147,008	$ 433	$ 401,629	$ 274,718	$ 1,181	$ (627,684)	$ 50,277	$ 46,755

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of operations

The Corporate Executive Board Company (the "Company") drives better decision making and superior outcomes among a global network of executives and business professionals. The Company provides its members with the authoritative and timely decision support they need to elevate company performance and excel in their careers. For an annual fee, members of each program and service have access to an integrated set of products and services, including best practices studies, executive education, customized analysis, proprietary databases, and decision support tools. The Company also generates advertising and content-related revenues through its wholly owned subsidiary, Toolbox.com, Inc. ("Toolbox.com").

Note 2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of estimates in preparation of financial statements

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). These accounting principles require the Company to make certain estimates, judgments, and assumptions. The Company believes that the estimates, judgments, and assumptions upon which it relies are reasonable based upon information available to the Company at the time that these estimates, judgments, and assumptions are made. These estimates, judgments, and assumptions may affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, the Company's financial statements will be affected.

Foreign currency

The functional currency of substantially all of the Company's wholly owned foreign subsidiaries is the U.S. dollar. For these foreign subsidiaries, monetary balance sheet and related income statement accounts, representing claims receivable or payable in a fixed number of foreign currency units regardless of changes in exchange rates, are remeasured at the current exchange rate, with exchange gains and losses recorded in income. Nonmonetary balance sheet items and related income statement accounts, which do not result in a fixed future cash inflow or outflow of foreign currency units, are remeasured at their historical exchange rates. In 2009 and 2008, the Company recorded foreign currency translation gains (losses) totaling $1.1 million and $(3.4) million, respectively, which are included in Other income (expense), net in the consolidated statements of income.

For one of the Company's wholly owned subsidiaries, the functional currency is the local currency. For this subsidiary, the translation of its foreign currency into U.S. dollars is performed for assets and liabilities using current foreign currency exchange rates in effect at the balance sheet date and for revenue and expense accounts using average foreign currency exchange rates during the period. Capital accounts are translated at historical foreign currency exchange rates. Translation gains and losses are included in stockholders' equity as a component of accumulated other comprehensive income (loss). Adjustments that arise from foreign currency exchange rate changes on transactions denominated in a currency other than the local currency are included in Other income (expense), net on the consolidated statements of income.

Cash and cash equivalents and marketable securities

The Company's cash and cash equivalents balance is primarily comprised of cash held in demand deposit accounts at various financial institutions. Investments with maturities of more than three months of purchase are classified as marketable securities. At December 31, 2009 and 2008, the Company's marketable securities consisted primarily of U.S. Treasury notes and Washington, D.C., tax-exempt bonds. The Company classifies its marketable securities as available-for-sale, which are carried at fair value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of comprehensive income (loss). The specific identification method is used to compute the realized gains and losses on the sale of marketable securities. The Company may elect not to hold these marketable securities to maturity and may elect to sell these securities at any time.

Allowance for uncollectible revenue

The Company records an allowance for uncollectible revenue, as a reduction in revenues, based upon management's analysis and estimates as to the collectability of membership fees receivable, which generally is not the result of a member's ability to pay. Revenues under membership agreements are generally recognized ratably over the membership period, typically 12 months. Accordingly, the allowance for uncollectible revenue is recorded against the amount of revenues that have been recognized under the contracts that are deemed uncollectible. Membership fees receivable that have not been recognized as revenues are recorded in deferred revenues. As part of its analysis, the Company examines its collections history, the age of the receivables in question, any specific member collection issues that it has identified, general market conditions, member concentrations, and current economic and industry trends. Membership fees receivable balances are not collateralized.

Property and equipment

Property and equipment consists of furniture, fixtures and equipment, leasehold improvements, capitalized computer software, and Web site development costs. Property and equipment are stated at cost, less accumulated depreciation expense. Furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Capitalized software and Web site development costs are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Maintenance and repairs are charged to expense as incurred.

Goodwill

As the result of acquisitions, the Company records any excess purchase price over the net tangible and identifiable intangible assets acquired as goodwill. The Company tests goodwill for impairment annually on October 1, or whenever events or changes in circumstances indicate impairment may have occurred, by comparing its fair value to its carrying value. The Company has concluded that its reporting units used to assess goodwill impairment are the same as its operating segments. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, and a variety of other circumstances. If it is determined that impairment has occurred, the Company records a write-down of the carrying value and charges the impairment as an operating expense in the period the determination is made. Although the Company believes goodwill is appropriately stated in its consolidated financial statements, changes in strategy or market conditions could significantly impact these judgments and require an adjustment to the recorded balance.

The determination of the fair value of individual reporting units is based upon the average of an income approach (discounted cash flow method) and a market approach (guideline company method and transaction method). These models require the Company to make various judgmental estimates and assumptions about sales, operating margins, growth rates, discount factors, and valuation multiples.

In 2008, the Company recorded an impairment loss of $27.4 million related to its Toolbox.com reporting unit ($22.9 million related to goodwill and $4.5 million related to intangible assets).

Intangible assets, net

Intangible assets, net consists primarily of technology and customer relationships. These assets are amortized on a straight-line basis over their estimated useful lives of 2 to 20 years. The gross carrying amount of intangible assets was $26.9 million and $26.3 million and accumulated amortization was $14.7 million and $9.0 million at December 31, 2009 and 2008, respectively. Amortization expense was $5.7 million, $5.8 million, and $2.5 million in 2009, 2008, and 2007, respectively. In 2008, the Company recorded an impairment loss on intangible assets of $4.5 million. The estimated aggregate amortization expense for each of the succeeding five years ended 2010 through 2014 is $5.0 million, $2.5 million, $1.7 million, $0.6 million, and $0.5 million, respectively.

Recovery of long-lived assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable.

In 2009, the Company incurred costs associated with exit activities and recorded a charge of $11.5 million primarily related to the impairment of leasehold improvements and furniture, fixtures, and equipment at its Arlington, Virginia, headquarters.

Fair value of financial instruments

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities, membership fees receivable, investments in variable insurance products for the Company's deferred compensation plan, forward currency contracts, and accounts payable. The carrying value of the Company's financial instruments approximates their fair value. The fair value of the Company's financial instruments approximates their carrying value. In 2008, the Company recorded a $1.8 million other than temporary impairment loss for a cost method investment.

Revenue recognition

Revenue is recognized when 1) there is persuasive evidence of an arrangement, 2) the fee is fixed and determinable, 3) services have been rendered and payment has been contractually earned, and 4) collectability is reasonably assured. Revenues from membership subscriptions are recognized ratably over the term of the related subscription, which generally is 12 months. Membership fees generally are billable, and revenue recognition begins, when a member agrees to the terms of the membership and fees receivable and the related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. Certain membership fees are billed on an installment basis. Members generally may request a refund of their membership fees, which is provided on a pro-rata basis relative to the length of the remaining membership term, under a service guarantee. Revenues from membership subscriptions were greater than 95% of total revenues in 2009, 2008, and 2007.

Advertising- and content-related revenues from Toolbox.com are recognized as the services are provided.

Deferred incentive compensation

Direct incentive compensation paid to the Company's employees related to the negotiation of new and renewal memberships is deferred and amortized over the term of the related memberships.

Operating leases

The Company recognizes rent expense under operating leases on a straight-line basis over the non-cancelable term of the lease, including free-rent periods. Lease incentives, relating to allowances provided by landlords, are amortized over the term of the lease as a reduction of rent expense. The Company recognizes sublease income on a straight-line basis over the term of the sublease, including free-rent periods and escalations, as a reduction of rent expense. Costs associated with acquiring a subtenant, including broker commissions and tenant allowances, are amortized over the sublease term as a reduction of sublease income.

Share-based compensation

The Company has several share-based compensation plans. These plans provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, and incentive bonuses to employees and nonemployee members of the Board of Directors. Share-based compensation cost is measured at the grant date of the share-based awards based on their fair values, and is recognized on a straight-line basis as expense over the vesting periods of the awards, net of an estimated forfeiture rate.

The grant date fair value of restricted stock units is measured by reducing the share price at that date by the present value of the dividends expected to be paid during the requisite vesting period. The grant date fair value of stock appreciation rights is calculated using a lattice valuation model. Determining the fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's stock, and estimated forfeiture rates of the awards. Fair value and forfeiture rate estimates are based on assumptions the Company believes to be reasonable. Actual future results may differ from those estimates.

Income taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting basis and the tax basis of assets and liabilities. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. The realization of deferred tax assets is contingent upon the generation of future taxable income. A valuation allowance is provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

Concentration of credit risk and sources of revenues

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of membership fees receivable, cash and cash equivalents, and marketable securities. Concentration of credit risk with respect to membership fees receivable is limited due to the large number of members and their dispersion across many different industries and countries worldwide. However, the Company may be exposed to a declining membership base in periods of unforeseen market downturns, severe competition, or international developments. The Company performs periodic evaluations of the membership base and related membership fees receivable and establishes allowances for potential credit losses.

The Company's international operations subject it to risks related to currency exchange fluctuations. Prices for the Company's products and services are primarily denominated in U.S. dollars, even when sold to members that are located outside the United States. Many of the costs associated with the Company's operations located outside the United States are denominated in local currencies. The Company uses forward contracts, designated as cash flow hedging instruments, to protect against foreign currency exchange rate risks inherent with its cost reimbursement agreement with its UK subsidiary. A forward contract obligates the Company to exchange a predetermined amount of U.S. dollars to make an equivalent British Pound payment equal to the value of such exchange. The maximum length of time over which the Company hedges its exposure to the variability in future cash flows is 12 months.

The Company maintains a portfolio of cash and cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents is comprised of cash held in demand deposit accounts at various financial institutions. Marketable securities consist primarily of U.S. Treasury notes and Washington, D.C., tax-exempt bonds. The Company performs periodic evaluations of the relative credit ratings related to cash and cash equivalents and marketable securities.

Accumulated elements of other comprehensive income

Accumulated elements of other comprehensive income included within stockholders' equity consist of the following (in thousands):

	December 31,	
	2009	2008
Unrealized gains, net of tax, for available-for-sale marketable securities	$ 876	$ 1,071
Unrealized losses, net of tax, for forward currency exchange contracts	(49)	(1,390)
Cumulative translation adjustment	354	374
Accumulated elements of other comprehensive income	$ 1,181	$ 55

Earnings per share

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period increased by the dilutive effect of potential common shares outstanding during the period. The number of potential common shares outstanding has been determined in accordance with the treasury stock method to the extent they are dilutive. Common share equivalents consist of common shares issuable upon the exercise of outstanding share-based compensation awards. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Basic weighted average shares outstanding	34,111	34,205	36,666
Effect of dilutive shares outstanding	182	124	493
Diluted weighted average shares outstanding	34,293	34,329	37,159

In 2009, 2008, and 2007, 3.15 million, 3.46 million, and 1.35 million shares, respectively, related to share-based compensation awards have been excluded from the calculation of the effect of dilutive shares outstanding shown above because their impact would be anti-dilutive.

Note 3. Recent accounting pronouncements

Recently adopted

On April 1, 2009, the Company adopted new guidance that addressed the accounting for and disclosure requirements of events or transactions that occur after the balance sheet date, but before the financial statements are issued. In February 2010, the FASB issued amended guidance to 1) require an SEC filer to evaluate subsequent events through the date the financial statements are issued with the SEC, 2) add the definitions of an SEC filer and revised financial statements, 3) no longer require that an SEC filer disclose the date through which subsequent events have been reviewed, and 4) remove the definition of a public entity. The adoption of the new guidance did not have a material impact on the Company's financial position or results of operations.

On April 1, 2009, the Company adopted new guidance that provides additional guidelines for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability in relation to the normal market activity for the asset or liability (or similar assets or liabilities). In addition, the new guidance includes guidelines for identifying circumstances that indicate a transaction for the asset or liability is not orderly, in which case the entity shall place little, if any, weight on that transaction price as an indicator of fair value. The adoption of the new guidance did not impact the Company's financial position or results of operations.

On April 1, 2009, the Company adopted new guidance that changes existing guidance for determining whether debt securities are other-than temporarily impaired and replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: 1) it does not have the intent to sell the security and 2) it is more likely than not it will not be required to sell the security before recovery of its cost basis. Assuming these two criteria are met, the new guidance requires entities to separate an other-than-temporary impairment of a debt security into two components. The amount of the other-than temporary impairment related to a credit loss is recognized in earnings, and the amount of the other-than-temporary impairment related to other factors is recorded in other comprehensive income. The adoption of the new guidance did not impact the Company's financial position or results of operations.

On January 1, 2009, the Company adopted new guidance requiring enhanced disclosures about derivative instruments and hedging activities to allow for a better understanding of their effects on an entity's financial position, financial performance, and cash flows. Among other things, the new guidance requires disclosure of the fair values of derivative instruments and associated gains and losses in a tabular format. Since this guidance requires only additional disclosures about the Company's derivatives and hedging activities, the adoption did not impact the Company's financial position or results of operations.

On January 1, 2009, the Company adopted new guidance on business combinations that expands the scope of acquisition accounting to all transactions under which control of a business is obtained. This guidance requires an acquirer to recognize the assets acquired and liabilities assumed at the acquisition date fair values with limited exceptions. Additionally, the guidance requires that contingent consideration be recorded at fair value on the acquisition date and also requires transaction costs and costs to restructure the acquired company be expensed. On April 1, 2009, additional guidance was issued further amending the accounting for business combinations to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can reasonably be estimated. If the acquisition date fair value of an asset acquired or liability assumed that arises from a contingency cannot be determined, the asset or liability would be recognized if probable and reasonably estimable; if these criteria are not met, no asset or liability would be recognized. The adoption of the new guidance did not have a material impact on the Company's financial position or results of operations.

Not yet adopted

In October 2009, the Financial Accounting Standards Board issued new guidance for revenue recognition with multiple deliverables that is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, although early adoption is permitted. This guidance eliminates the residual method under the current guidance and replaces it with the "relative selling price" method when allocating revenue in a multiple deliverable arrangement. The selling price for each deliverable shall be determined using vendor-specific objective evidence of selling price, if it exists, otherwise third-party evidence of selling price shall be used. If neither exists for a deliverable, the vendor shall use its best estimate of the selling price for that deliverable. After adoption, this guidance will also require expanded qualitative and quantitative disclosures. The Company's memberships are sold with multiple elements, and the Company is currently assessing the impact of adoption on its financial position and results of operations.

Note 4. Acquisitions

2009 Acquisition

In October 2009, the Company acquired 100% of the equity interest of The Tower Group, Inc. ("Tower Group") to supplement its existing financial services products. As part of the acquisition, the Company agreed to assume certain obligations that might otherwise have been resolved prior to consummating the transaction. In return, the seller agreed to leave assets on the balance sheet to settle those obligations. As a result, the Company recorded a $0.7 million gain, which is included in Other income (expense), net.

2008 Acquisitions

In October and December 2008, the Company acquired 100% of the equity interests of two companies that supplement its existing product offerings. The total purchase price for both acquisitions was $10.0 million, net of cash acquired, which was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. The Company allocated $5.6 million to intangible assets with a weighted average amortization period of eight years, and $6.7 million was allocated to goodwill. The purchase price for one of the acquisitions may be increased if certain performance targets are met in each of the three annual periods ending December 31, 2009, 2010, and 2011.

2007 Acquisitions

On July 31, 2007, the Company acquired 100% of the equity interests of Information Technology Toolbox, Inc., now operating as Toolbox.com. Toolbox.com operates an online platform that connects a community of IT and other professionals who share practical, job-related information. This community provides free access to a worldwide audience of experienced, knowledgeable professionals and generates advertising- and content-related revenues that are recognized as the services are provided.

The purchase price of Toolbox.com was $58.9 million, reduced by the assumption of $1.0 million in transition bonuses that were paid by the Company. Transactions costs were $0.5 million. The purchase price may be increased if certain financial thresholds are achieved during a 12-month period on or before December 31, 2010. The operating results after July 31, 2007 are included in the Company's consolidated statements of income. Pro forma information disclosing the results of operations for the period from January 1, 2007 to July 31, 2007 are not presented as the effects were not material. The purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. The purchase price was assigned as follows (in thousands):

Net working capital	$ 1,547
Property and equipment	600
Intangible assets	20,294
Goodwill (deductible for tax purposes)	35,916
Allocated purchase price	$ 58,357

Intangible assets acquired primarily include advertising customer relationships, user database, and technology integral to content management and connection with users and are being amortized over assigned lives ranging from 3 to 20 years with a weighted average amortization period of 6 years.

In 2008, the Company recorded an impairment loss relating to the goodwill and intangible assets of Toolbox.com.

Note 5. Fair value measurements

Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. There is a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The Company has segregated all assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below (in thousands):

		Fair Value Measurements Using Fair Value Hierarchy		
	Fair Value as of December 31, 2009	Level 1	Level 2	Level 3
Financial Assets				
Cash and cash equivalents	$ 31,760	$ 31,760	$ —	$ —
Available-for-sale marketable securities	44,450	44,450	—	—
Variable insurance products held in a rabbi trust	13,612	—	13,612	—
Financial Liabilities				
Forward currency exchange contracts	$ 173	$ —	$ 173	$ —

Certain assets, such as goodwill, intangible assets, and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is impairment). No fair value adjustments or material fair value measurements were required for non-financial assets or liabilities in 2009.

Note 6. Marketable securities

The aggregate fair value, amortized cost, gross unrealized gains and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	December 31, 2009			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury notes	$ 12,591	$ 12,542	$ 49	$ —
Washington, D.C., tax-exempt bonds	31,859	30,462	1,397	—
Total marketable securities	$ 44,450	$ 43,004	$ 1,446	$ —

	December 31, 2008			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury notes	$ 25,845	$ 25,365	$ 480	$ —
Washington, D.C., tax-exempt bonds	34,044	32,739	1,383	78
Total marketable securities	$ 59,889	$ 58,104	$ 1,863	$ 78

The following table summarizes marketable securities maturities (in thousands):

	December 31, 2009	
	Fair Value	Amortized Cost
Less than one year	$ 18,666	$ 18,521
Matures in one to five years	23,779	22,483
Matures in six to ten years	2,005	2,000
Total marketable securities	$ 44,450	$ 43,004

In 2008 and 2007, sales of marketable securities resulted in a net realized investment gain of $73,000 and $142,000, respectively, which is included in Other income (expense), net. The Company did not sell any marketable securities in 2009.

Note 7. Membership fees receivable

Membership fees receivable consists of the following (in thousands):

	December 31,	
	2009	2008
Billed	$ 99,273	$ 103,478
Unbilled	28,929	28,460
	128,202	131,938
Allowance for uncollectible revenue	(2,486)	(4,931)
Membership fees receivable, net	$ 125,716	$ 127,007

Note 8. Property and equipment

Property and equipment consists of the following (in thousands):

	December 31,	
	2009	2008
Furniture, fixtures, and equipment	$ 42,671	$ 41,651
Leasehold improvements	77,120	83,250
Computer software and Web site development costs	20,289	17,185
	140,080	142,086
Accumulated depreciation	(50,618)	(32,953)
Property and equipment, net	$ 89,462	$ 109,133

Depreciation expense was $17.3 million, $15.8 million, and $13.1 million in 2009, 2008, and 2007, respectively.

Note 9. Goodwill and intangible assets

The changes in the carrying amount of goodwill are as follows (in thousands):

	December 31,	
	2009	2008
Beginning of year	$ 26,392	$ 42,626
Goodwill acquired	737	6,712
Impairment loss	—	(22,946)
Goodwill	$ 27,129	$ 26,392

In the fourth quarter of 2008, based on a combination of factors (including the current economic environment and the near-term outlook for advertising-related revenues), the Company concluded that goodwill and intangible asset amounts previously recorded for the 2007 acquisition of Information Technology Toolbox, Inc., were impaired. The Company utilized the income approach (discounted cash flow method) and the market approach (guideline company method and the transaction method) in the determination of the fair value of Toolbox.com. The total impairment loss recognized in 2008 was $27.4 million ($22.9 million related to goodwill and $4.5 million related to intangible assets).

Note 10. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consists of the following (in thousands):

	December 31,	
	2009	2008
Accounts payable	$ 7,411	$ 6,658
Advanced membership payments received	10,995	15,402
Other accrued liabilities	30,358	44,118
Accounts payable and accrued liabilities	$ 48,764	$ 66,178

Note 11. Other liabilities

Other liabilities consist of the following (in thousands):

	December 31,	
	2009	2008
Deferred compensation	$ 9,890	$ 7,256
Lease incentives	33,588	35,558
Deferred rent benefit—long term	19,459	17,148
Other	10,322	8,045
Total other liabilities	$ 73,259	$ 68,007

Note 12. Derivative instruments and hedging

The Company's international operations are subject to risks related to currency exchange fluctuations. Prices for the Company's products and services are denominated primarily in U.S. dollars, including products and services sold to members that are located outside the United States. Many of the costs associated with the Company's operations located outside the United States are denominated in local currencies. As a consequence, increases in local currencies against the U.S. dollar in countries where the Company has foreign operations would result in higher effective operating costs and, potentially, reduced earnings. The Company uses forward contracts, designated as cash flow hedging instruments, to protect against foreign currency exchange rate risks inherent with its cost reimbursement agreements with its United Kingdom subsidiary. A forward contract obligates the Company to exchange a predetermined amount of U.S. dollars to make equivalent Pound Sterling ("GBP") payments equal to the value of such exchanges.

The Company formally documents all relationships between hedging instruments and hedged items as well as its risk-management objective and strategy for undertaking hedge transactions. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows is 12 months. The forward contracts are recognized on the consolidated balance sheets at fair value. Changes in the fair value measurements of the derivative instruments are reflected as adjustments to other comprehensive income ("OCI") and/or current earnings. The notional amount of outstanding forward contracts was $10.4 million at December 31, 2009.

The fair values of all derivative instruments, which are designated as hedging instruments, on the Company's consolidated balance sheets are as follows (in thousands):

Balance Sheet Location	December 31, 2009	December 31, 2008
Liability		
Accounts payable and accrued liabilities	$ 173	$ 4,057

The pretax effect of derivative instruments on the Company's condensed consolidated statements of income is shown in the table below (in thousands):

Location of Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)
	Year Ended December 31, 2009		Year Ended December 31, 2009
Cost of services	$ (1,052)	Forward currency contracts	$ 168
Member relations and marketing	$ (780)		
General and administrative	$ (401)		
Total	(2,233)		

The ineffective portion of the cash flow hedges in 2009 was immaterial.

Note 13. Stockholders' equity and share-based compensation

Share-based compensation

Under share-based compensation plans, the Company may grant certain employees, directors and consultants options to purchase common stock, stock appreciation rights and restricted stock units. Options are rights to purchase common stock of the Company at the fair market value on the date of grant. Stock appreciation rights are equity settled share-based compensation arrangements whereby the number of shares of the Company's common stock that will ultimately be issued is based upon the appreciation of the Company's common stock and the number of awards granted to an individual. Restricted stock units are equity settled share-based compensation arrangements of a number of shares of the Company's common stock. Holders of options and stock appreciation rights do not participate in dividends until after the exercise of the award. Restricted stock unit holders do not participate in dividends nor do they have voting rights until the restrictions lapse.

Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. Share-based compensation expense is recognized on a straight-line basis, net of an estimated forfeiture rate, for only those shares expected to vest over the requisite service period of the award, which is generally the vesting term of four years. When estimating forfeitures, the Company considers voluntary termination behaviors as well as trends of actual forfeitures. In 2008, the Company increased its estimated forfeiture rate from 3% to 14% and the cumulative effect of the change in estimate was a reduction in compensation expense of $2.9 million. In 2009, the Company increased its estimated forfeiture rate to 16%.

The Company recognized total share-based compensation costs of $10.8 million, $12.5 million, and $22.8 million in 2009, 2008, and 2007, respectively. These amounts are allocated to Cost of Services, Member relations and marketing, and General and administrative expenses in the consolidated statements of income. The total income tax benefit recognized in the consolidated statements of income for share-based compensation arrangements was $4.3 million, $5.0 million, and $8.5 million in 2009, 2008, and 2007, respectively. At December 31, 2009, $12.1 million of total estimated unrecognized share-based compensation cost is expected to be recognized over a weighted-average period of approximately 2 years.

Equity incentive plans

The Company issues awards under the 2004 Stock Incentive Plan, as amended, (the "2004 Plan") and the Directors' Stock Option Plan, adopted in 1998 (the "Directors' Plan") (together "the Plans"). All regular employees, directors and consultants are eligible to receive equity awards. The Plans provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and incentive bonuses. The 2004 Plan provides for the issuance of up to 6.3 million shares of common stock, plus any shares subject to outstanding awards under prior equity compensation plans up to an aggregate maximum of 9.4 million shares. The terms of the awards granted under the Plans, including vesting, forfeiture and post termination exercisability are set by the plan administrator, subject to certain restrictions. The contractual term of equity awards ranges from 4 to 10 years. The Company had 3.0 million shares available for issuance under the Plans at December 31, 2009.

Restricted stock units

The following table summarizes the changes in restricted stock units:

	2009			2008			2007		
	Number of Restricted Stock Units		Weighted Average Grant Date Fair Value	Number of Restricted Stock Units		Weighted Average Grant Date Fair Value	Number of Restricted Stock Units		Weighted Average Grant Date Fair Value
Nonvested, beginning of year	133,196	$	60.18	101,268	$	84.03	60,123	$	94.78
Granted	665,059		10.72	70,235		36.37	73,529		74.07
Forfeited	(81,940)		19.42	(13,045)		68.56	(17,499)		83.21
Vested	(60,523)		59.60	(25,262)		85.26	(14,885)		94.78
Nonvested, end of year	655,792	$	15.17	133,196	$	60.18	101,268	$	84.03

Stock appreciation rights

The following assumptions were used to value grants of stock appreciation rights for each respective period:

	Year Ended December 31,			
		2008		2007
Risk-free interest rate		4.31%		4.47%
Dividend yield		3.86%		2.01%
Expected life of option (in years)		5.1		4.8
Expected volatility (calculated historically)		35%		30%
Weighted-average fair value of share-based compensation awards granted	$	7.37	$	17.85

The following table summarizes the changes in stock appreciation rights:

	2009			2008			2007		
	Number of Stock Appreciation Rights		Weighted Average Exercise Price	Number of Stock Appreciation Rights		Weighted Average Exercise Price	Number of Stock Appreciation Rights		Weighted Average Exercise Price
Outstanding, beginning of year	1,848,263	$	66.16	1,293,319	$	83.82	614,145	$	97.36
Granted	—		—	816,507		40.95	840,486		74.48
Forfeited	(496,565)		70.81	(261,563)		74.80	(161,312)		86.67
Exercised	—		—	—		—	—		—
Outstanding, end of year	1,351,698	$	64.51	1,848,263	$	66.16	1,293,319	$	83.82
Vested or expected to vest, end of year	1,089,856	$	65.39	1,270,404	$	69.22	1,171,169	$	84.13
Exercisable, end of year	604,176	$	74.04	383,237	$	87.38	134,292	$	97.52

The per-share weighted average grant date fair value of stock appreciation rights granted was $40.95 and $74.48 in 2008 and 2007, respectively. At December 31, 2009, the aggregate intrinsic value of stock appreciation rights outstanding and exercisable was $0.

The following table summarizes the characteristics of stock appreciation rights at December 31, 2009:

	Stock Appreciation Rights Outstanding			Stock Appreciation Rights Exercisable		
Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years
$25.99–$45.74	587,381	$ 41.06	5.17	149,381	$ 41.00	5.09
66.60–76.00	476,302	73.43	4.31	238,780	73.44	4.30
97.56–97.56	288,015	97.56	3.20	216,015	97.56	3.20
$25.99–$97.56	1,351,698	$ 64.51	4.45	604,176	$ 74.04	4.10

Stock appreciation rights are not exercisable unless the market value of Company stock is greater than the exercise price.

Common stock options

The following table summarizes the changes in common stock options:

	2009		2008		2007	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	1,803,027	$ 52.75	2,198,953	$ 53.28	2,942,132	$ 50.63
Granted	—	—	—	—	—	—
Forfeited	(600,310)	52.19	(326,869)	61.14	(149,250)	56.92
Exercised	—	—	(69,057)	29.74	(593,929)	39.20
Outstanding, end of year	1,202,717	$ 53.03	1,803,027	$ 52.75	2,198,953	$ 53.28
Vested or expected to vest, end of year	1,202,717	$ 53.03	1,701,917	$ 51.97	2,151,328	$ 53.13
Exercisable, end of year	1,202,717	$ 53.03	1,580,902	$ 50.89	1,338,954	$ 48.66

At December 31, 2009, the aggregate intrinsic value (the difference between the market price and the exercise price) of common stock options outstanding and exercisable was $0. The total intrinsic value of common stock options exercised in 2008 and 2007 was $0.9 million and $17.4 million, respectively.

The following table summarizes the characteristics of options at December 31, 2009:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years
$21.19-$36.81	226,976	$ 31.76	2.69
45.10-64.30	415,865	46.30	1.67
64.88-89.70	559,876	66.66	2.24
$21.19-$89.70	1,202,717	$ 53.03	2.13

Share repurchases

Repurchases may continue to be made from time to time in open market and privately negotiated transactions subject to market conditions. No minimum number of shares has been fixed. The Company funds its share repurchases with cash on hand and cash generated from operations. In 2009, 2008, and 2007, the Company repurchased approximately 5,000, 1.0 million, and 4.3 million shares, respectively, of its common stock at a total cost of $0.1 million, $41.8 million, and $303.0 million, respectively. The remaining share repurchase authorization was $22.3 million at December 31, 2009.

Dividends

In 2009, the Company's Board of Directors declared quarterly cash dividends of $0.44 per share for the first quarter and $0.10 for each of the second, third, and fourth quarters of 2009. The Company funds its dividend payments with cash on hand and cash generated from operations.

Preferred stock

At December 31, 2009 and 2008, the Company had 5.0 million shares of preferred stock authorized with a par value of $0.01 per share. No shares were issued and outstanding at December 31, 2009 and 2008.

Note 14. Costs associated with exit activities

In June 2009, the Company ceased using and entered into a sublease agreement for a portion of its headquarters facility. Also in the three months ended June 30, 2009, the Company ceased using a portion of two other facilities. The Company has sublet a portion of one facility and is attempting to sublease a portion of the other facility. The Company incurred a total pretax charge of $11.5 million in 2009 primarily related to the impairment of leasehold improvements and furniture, fixtures, and equipment.

Note 15. Restructuring costs

As part of the Company's plans to integrate Tower Group, the Company initiated a workforce reduction plan ("Tower Group Plan") whereby approximately ten Tower Group employees were offered severance agreements subsequent to the acquisition. Restructuring costs associated with this action were $1.2 million, consisting of severance and related termination benefits. The Company does not expect to incur any significant additional costs under this plan.

In the second quarter of 2009, the Company committed to a separation plan (the "2009 Plan"), initially offering additional benefits for employees electing to voluntarily separate, for which approximately 155 employees submitted resignations effective beginning July 24, 2009. The 2009 Plan, which has concluded, is part of the Company's continuing efforts (as previously reported) to align its expenses more closely with its outlook and to accelerate the placement of resources in areas that management believes have a greater potential for future growth. The 2009 Plan was not offered to executive officers, critical staff, and most sales staff of the Company. Pretax restructuring charges for the 2009 Plan were originally estimated to be approximately $7.8 million, most of which was associated with severance and related termination benefits.

In the fourth quarter of 2008, the Company committed to a plan (the "2008 Plan") of workforce reductions to restructure its business. The restructuring included a reduction of approximately 15% of the Company's workforce at that time; a realignment of products and services, including consolidation or retirement of certain products, to focus on five corporate decision centers and industries we serve; and the implementation of a new, integrated approach to prospect and member account management. Pretax restructuring charges for the 2008 Plan were originally estimated to be approximately $9.3 million, most of which was associated with severance and related termination benefits. The Company recorded a pretax restructuring charge of $8.0 million in the fourth quarter of 2008.

The Company does not expect to incur any significant additional costs under the 2008 Plan or 2009 Plan.

Changes to the restructuring liability are as follows (in thousands):

	2008 Plan	2009 Plan	Tower Group Plan
BALANCE AT DECEMBER 31, 2007	$ —	$ —	$ —
Costs incurred	8,006	—	—
Cash payments	(399)	—	—
BALANCE AT DECEMBER 31, 2008	7,607	—	—
Costs incurred	1,253	7,808	1,162
Cash payments	(7,089)	(5,292)	(53)
Change in estimate	(1,239)	(44)	—
BALANCE AT DECEMBER 31, 2009	$ 532	$ 2,472	$ 1,109

Note 16. Income taxes

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Current tax expense			
Federal	$ 20,914	$ 42,607	$ 54,328
State and local	6,035	9,639	1,547
Foreign	1,295	1,865	1,476
	28,244	54,111	57,351
Deferred tax (benefit) expense			
Federal	1,077	(19,535)	(10,552)
State and local	(949)	(841)	919
Foreign	(383)	(444)	(217)
	(255)	(20,820)	(9,850)
Provision for income taxes	$ 27,989	$ 33,291	$ 47,501

In 2009, 2008, and 2007, the Company made cash payments for income taxes of $32.7 million, $55.2 million, and $60.8 million, respectively.

The components of Income before provision for income taxes were as follows:

	Year Ended December 31,		
	2009	2008	2007
U.S. sources	$ 69,600	$ 74,002	$ 124,288
Non-U.S. sources	4,018	4,086	3,800
Total	$ 73,618	$ 78,088	$ 128,088

The provision for income taxes differs from the amount of income taxes determined by applying the U.S. federal income tax statutory rate to income before provision for income taxes as follows:

	Year Ended December 31,		
	2009	2008	2007
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal benefit	4.9	5.3	3.3
Foreign income tax	(0.3)	(0.4)	(0.1)
Foreign currency loss	(0.6)	1.7	—
Permanent differences and credits, net	(1.0)	1.0	(1.1)
Effective tax rate	38.0%	42.6%	37.1%

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Deferred tax assets		
Share-based compensation	$ 14,529	$ 16,551
Goodwill and intangibles	11,498	11,305
Accrued incentive compensation	10,070	9,250
Accruals and reserves	1,729	5,273
Net operating loss and tax credit carryforwards	8,189	7,612
Depreciation	—	2,480
Deferred compensation plan	3,893	4,244
Deferred revenues	525	2,411
Operating leases and lease incentives	13,671	9,639
Other	1,614	2,256
Total deferred tax assets	65,718	71,021
Valuation allowance	(9,091)	(8,211)
Total deferred tax assets, net of valuation allowance	56,627	62,810
Deferred tax liabilities		
Deferred incentive compensation	3,882	5,016
Depreciation	2,846	—
Other	3,033	3,908
Total deferred tax liabilities	9,761	8,924
Deferred tax assets, net	$ 46,866	$ 53,886

In estimating future tax consequences, accounting guidance generally considers all expected future events in the determination and valuation of deferred tax assets and liabilities. The valuation allowance at December 31, 2009 and 2008 was primarily related to state tax credit carryforwards from the District of Columbia described below and state net operating loss carryforwards. The valuation allowance at December 31, 2009 also included a capital loss carryforward. The net change in the valuation allowance was an increase of $0.9 million and $0.3 million in 2009 and 2008, respectively.

The Company generated net operating loss carryforwards for state income tax purposes of $0.2 million, $0.2 million, and $0.1 million in 2009, 2008, and 2007, respectively, which are available to offset future state taxable income through years 2027 through 2029. The Company recorded a $0.2 million, $0.2 million, and $0.1 million valuation allowance related to these net operating loss carryforwards at December 31, 2009, 2008, and 2007, respectively.

Upon moving its headquarters to Arlington, Virginia, the Company became eligible to receive the Major Business Facilities Job Tax Credit ("JTC"). The JTC was measured in 2009 based on the number of full-time jobs that were created or relocated to Virginia. The amount of the credit measured in 2009 was $1.0 million. This credit can be applied against Virginia state income taxes in 2009 and 2010. Virginia code requires this credit to be recaptured and refunded to the extent average levels of employment decrease during the five years following the measurement of the credit. The Company has estimated $0.3 million of this credit will be recaptured and a valuation allowance has been recorded in this amount against the tax credit carryforward.

The Office of Tax and Revenue of the Government of the District of Columbia (the "Office of Tax and Revenue") adopted regulations in accordance with the New E-Conomy Transformation Act of 2000 (the "Act") that modify the income and franchise tax, sales and use tax, and personal property tax regulations, effective April 2001. Specifically, the regulations provide certain credits, exemptions and other benefits to a Qualified High Technology Company ("QHTC"). In 2003, the Company received notification from the Office of Tax and Revenue that its certification as a QHTC under the Act had been accepted. As a QHTC, the Company's Washington, D.C., statutory income tax rate was 0.0% through 2005 and 6.0% thereafter. The Company was also eligible for certain Washington, D.C., income tax credits and other benefits. The Company has Washington, D.C., tax credit carryforwards resulting in a deferred tax asset of $7.4 million at December 31, 2009 and 2008, respectively. These credits expire in years 2011 through 2017. The Company recorded a $7.4 million valuation allowance related to these credit carryforwards at December 31, 2009 and 2008, respectively.

Undistributed earnings of the Company's foreign subsidiaries amounted to $15.2 million, $15.1 million, and $10.3 million at December 31, 2009, 2008, and 2007, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability.

A reconciliation of the beginning and ending unrecognized tax benefit is as follows (in thousands):

	December 31,	
	2009	2008
Balance at beginning of the year	$ 427	$ 900
Additions based on tax positions related to the current year	32	—
Additions for tax positions of prior years	177	—
Reductions for tax positions of prior years	—	(288)
Reductions for lapse of statute of limitations	(44)	(185)
Settlements	—	—
Balance at end of the year	$ 592	$ 427

The Company files income tax returns in U.S. federal, state, and foreign jurisdictions. With few exceptions, the Company is no longer subject to tax examinations in major tax jurisdictions for periods prior to 2006. All of the Company's unrecognized tax benefit liability would affect the Company's effective tax rate if recognized. Interest and penalty expense recognized related to uncertain tax positions amounted to $0.2 million, $0.1 million, and $0.1 million in 2009, 2008, and 2007, respectively. Total accrued interest and penalties at December 31, 2009 and December 31, 2008 was $0.5 million and $0.3 million, respectively, and was included in accrued expenses.

Note 17. Employee benefit plans

Defined contribution 401(k) plan

The Company sponsors a defined contribution 401(k) plan (the "Plan") in which the Company's employees participate. Pursuant to the Plan, all employees who have reached the age of 21 are eligible to participate. Effective January 1, 2007, the Company adopted amendments to the Plan in which the Company provides a discretionary contribution equal to 50% of an employee's contribution up to a maximum of 6% of base salary. The amendments to the Plan additionally provide that the Company's matching contribution on behalf of an employee is subject to a four-year vesting schedule of 25% per year beginning one year from the employee's date of hire, and that an employee must be employed by the Company on the last day of a Plan year in order to vest in the Company's contribution for that year. Company contributions to the Plan were $3.1 million, $4.0 million, and $3.1 million in 2009, 2008, and 2007, respectively.

Employee stock purchase plan

The Company sponsors an employee stock purchase plan (the "ESPP") for all eligible employees. Under the ESPP, employees authorize payroll deductions from 1% to 10% of their eligible compensation to purchase shares of the Company's common stock. The total shares of the Company's common stock authorized for issuance under the ESPP is 1,050,000. Under the plan, shares of the Company's common stock may be purchased over an offering period, typically three months, at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the three month purchase period. In 2009, 2008, and 2007, the Company issued 48,448 shares, 39,730 shares, and 33,677 shares of common stock, respectively, under the ESPP. At December 31, 2009, 0.8 million shares were available for issuance.

Deferred compensation plan

The Company has a Deferred Compensation Plan (the "Deferred Compensation Plan") for certain employees and members of the Board of Directors to provide an opportunity to defer compensation on a pretax basis. The Deferred Compensation Plan provides for deferred amounts to be credited with investment returns based upon investment options selected by participants from alternatives designated from time to time by the plan administrative committee. Investment earnings associated with the Deferred Compensation Plan's assets are included in Other income (expenses), net while changes in individual participant account balances are recorded as compensation expense in the consolidated statements of income. The Plan also allows the Company to make discretionary contributions at any time based on individual or overall Company performance, which may be subject to a different vesting schedule than elective deferrals, and provides that the Company will make up any 401(k) plan match that is not credited to the participant's 401(k) account due to his or her participation in the Plan. The Company has established a rabbi trust to hold assets utilized by the Company to pay benefits under the Plan. The Company did not make any discretionary contributions to the Plan in 2009, 2008, and 2007.

Note 18. Commitments and contingencies

Operating leases

The Company leases office facilities that expire on various dates through 2028. Generally, the leases carry renewal provisions and rental escalations and require the Company to pay for executory costs such as taxes and insurance. In June 2009, the Company entered into a sublease with a third party for approximately 172,000 square feet of the Company's headquarters. The term of the sublease is from October 2009 through September 2021 with a one-time expansion right for an additional floor in the fifth year and a renewal option to extend the sublease for the remainder of the Company's existing lease through January 2028. Rent expense, net of sublease income, was $31.1 million, $35.2 million, and $21.9 million in 2009, 2008, and 2007, respectively. The Company's future minimum rental payments under noncancelable operating leases and future minimum receipts under subleases, excluding executory costs, are scheduled as follows:

Payments Due and Subleases Receipts by Period (In Thousands) at December 31, 2009

	Total	YE 2010	YE 2011	YE 2012	YE 2013	YE 2014	Thereafter
Operating lease obligations	$ 630,014	$ 34,674	$ 34,468	$ 34,509	$ 34,385	$ 34,126	$ 457,852
Subleases receipts	104,422	9,218	9,146	9,157	9,394	8,005	59,502
Total net lease obligations	$ 525,592	$ 25,456	$ 25,322	$ 25,352	$ 24,991	$ 26,121	$ 398,350

The Company completed the tenant build out of its headquarters in 2008. The total cost of the build out was approximately $100 million, of which approximately $40 million was paid by the landlord through lease incentives.

In 2007, approximately $32 million of the lease incentives were paid directly to vendors and was excluded from the statement of cash flows as a noncash investing activity. The remaining $8 million of lease incentives was received by the Company in September 2008 and was included in cash flows from operations. The lease incentives are being amortized over the term of the lease (through 2028) as a reduction of rent expense.

Other

At December 31, 2009, the Company had outstanding letters of credit totaling $6.4 million to provide security deposits for certain office space leases. The letters of credit expire in the period from January 2010 through September 2010, but will automatically extend for another year from their expiration dates unless the Company terminates them. To date, no amounts have been drawn on these agreements. In 2008, the Company terminated letters of credit relating to the security deposits for the Washington, D.C., office space leases when the leases expired. Under the terms of the headquarter's lease agreement, the Company committed to providing the landlord a security deposit totaling $50 million and pledged $50 million of long-term marketable securities to the landlord as collateral for this obligation. In August 2008, the Company replaced the $50 million pledge of long-term marketable securities with a letter of credit for $4.5 million.

From time to time, the Company is subject to litigation related to normal business operations. The Company vigorously defends itself in litigation and is not currently a party to, and the Company's property is not subject to, any legal proceedings likely to materially affect the Company's financial results.

The Company continues to evaluate potential tax exposure relating to sales and use, payroll, income and property tax laws, and regulations for various states in which the Company sells or supports its goods and services. Accruals for potential contingencies are recorded by the Company when it is probable that a liability has been incurred, and the liability can be reasonably estimated. As additional information becomes available, changes in the estimates of the liability are reported in the period that those changes occur. The Company accrued a liability of $3.9 million and $3.7 million at December 31, 2009 and 2008, respectively, relating to certain sales and use tax regulations for states in which the Company sells or supports its goods and services.

Note 19. Segments and geographic areas

Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. Operating results for Toolbox.com and other operating segments do not meet the quantitative thresholds for separate disclosure; thus, the Company has one reportable segment.

The Company has net sales and long-lived assets, consisting of property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization, in the following geographic areas (in thousands):

	United States	Europe	Other Countries	Total
2009				
Revenues	$ 293,994	$ 77,573	$ 71,339	$ 442,906
Long-lived assets	112,932	5,843	10,062	128,837
2008				
Revenues	$ 382,705	$ 98,828	$ 76,819	$ 558,352
Long-lived assets	136,280	14,730	1,781	152,791
2007				
Revenues	$ 380,544	$ 86,595	$ 65,577	$ 532,716
Long-lived assets	149,969	6,272	432	156,673

Note 20. Quarterly financial data (unaudited)

Unaudited summarized quarterly financial data is as follows (in thousands, except per-share amounts):

	2009 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 117,440	$ 110,695	$ 106,819	$ 107,952
Costs associated with exit activities	—	11,518	—	—
Restructuring costs	944	4,244	2,327	1,053
Total costs and expenses	95,740	106,596	84,900	88,298
Income from operations	21,700	4,099	21,919	19,654
Income before provision for income taxes	21,790	8,243	22,746	20,839
Net income	$ 13,072	$ 4,946	$ 14,177	$ 13,434
Earnings per share				
Basic	$ 0.38	$ 0.15	$ 0.42	$ 0.39
Diluted	$ 0.38	$ 0.14	$ 0.41	$ 0.39

	2008 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 138,023	$ 141,173	$ 142,409	$ 136,747
Impairment loss	—	—	—	27,449
Restructuring costs	—	—	—	8,006
Total costs and expenses	114,004	115,763	106,618	138,441
Income (loss) from operations	24,019	25,410	35,791	(1,694)
Income (loss) before provision for income taxes	24,717	26,351	31,902	(4,882)
Net income (loss)	$ 14,830	$ 15,811	$ 20,002	$ (5,846)
Earnings (loss) per share				
Basic	$ 0.43	$ 0.46	$ 0.59	$ (0.17)
Diluted	$ 0.42	$ 0.46	$ 0.59	$ (0.17)

Note 21. Subsequent events

Dividends

In February 2010, the Board of Directors declared a quarterly cash dividend of $0.11 per share. The dividend is payable on March 31, 2010 to stockholders of record at the close of business on March 15, 2010. The Company funds its dividend payments with cash on hand and cash generated from operations.

REPORT OF MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management's estimates and judgments.

Management also is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon the evaluation under this framework, management concluded with reasonable assurance that our internal control over financial reporting was effective as of December 31, 2009.

Our control environment is the foundation for our system of internal control over financial reporting and is reflected in our Code of Conduct for Officers, Directors, and Employees. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures that are reviewed, modified, and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is comprised solely of outside directors, meets periodically with members of management and the independent auditors to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent registered public accounting firm reports to the Audit Committee and accordingly has full and free access to the Audit Committee at any time.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009.



Thomas L. Monahan III
Chief Executive Officer
March 1, 2010



Richard S. Lindahl
Chief Financial Officer
March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of
The Corporate Executive Board Company

We have audited The Corporate Executive Board Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Corporate Executive Board Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Corporate Executive Board Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of The Corporate Executive Board Company and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 of The Corporate Executive Board Company and Subsidiaries, and our report dated March 1, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders of
The Corporate Executive Board Company

We have audited the accompanying consolidated balance sheets of The Corporate Executive Board Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Corporate Executive Board Company and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Corporate Executive Board Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
March 1, 2010

Executive Officers and Directors

(As of 30 April 2010)

Thomas L. Monahan III
Chairman and Chief Executive Officer

Melody L. Jones
Chief Human Resources Officer

Richard S. Lindahl
Chief Financial Officer

Gregor S. Bailar*
Director; Former Chief Information Officer, Capital One Financial Corporation

Stephen M. Carter*
Director; Chief Executive Officer and President, Superior Essex Inc.

Gordon J. Coburn*
Director; Chief Financial Officer and Chief Operating Officer, Cognizant Technology Solutions Corporation

Nancy J. Karch*
Director; Director Emeritus, McKinsey & Company

David W. Kenny*
Director; Managing Partner, Vivaki

Daniel O. Leemon*
Director; Former Executive Vice President and Chief Strategy Officer, The Charles Schwab Corporation

* Member of the Audit Committee and/or Compensation Committee of the Board of Directors.

Corporate Information

Form 10-K/Investor Contact
A copy of the Company's 2009 Annual Report on Form 10-K (without exhibits) is available from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Richard S. Lindahl, Chief Financial Officer, at the Company's corporate office.

Common Stock and Dividend Information
The common stock of The Corporate Executive Board Company has been traded on the NASDAQ Stock Market, Inc. under the symbol EXBD since the initial public offering on 23 February 1999. As of 16 April 2010, there were approximately 13,250 holders of the common stock, including 43 stockholders of record. The Company has paid quarterly cash dividends on its common stock since 2004.

Corporate Office
The Corporate Executive Board Company
1919 North Lynn Street
Arlington, VA 22209
+1-571-303-3000
www.executiveboard.com

Registrar and Transfer Agent
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
+1-800-851-9677

Independent Auditors
Ernst & Young LLP
Baltimore, MD

Stock Sales Prices per Share

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ Stock Market, Inc.

2009	HIGH	LOW
First Quarter	$ 23.59	$ 12.35
Second Quarter	21.69	13.84
Third Quarter	27.18	16.50
Fourth Quarter	26.83	20.81

2008	HIGH	LOW
First Quarter	$ 60.37	$ 37.50
Second Quarter	47.50	38.15
Third Quarter	42.79	30.06
Fourth Quarter	31.68	18.79

Stock Performance Graph

The graph below compares the cumulative total stockholder return on the Company's common stock for the past five years through December 31, 2009, with the cumulative total return on the S&P North American Technology Services Index (formerly, the GSTI Services Index and before that, the Goldman Sachs Services Index) and the NASDAQ Global Select Market Composite Index (formerly, the NASDAQ National Market Composite Index) for the same period. The graph assumes that $100 was invested in the Company's common stock and in each of the other indexes on December 31, 2004, and that any dividends were reinvested. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of the Company's common stock.



The Corporate Executive Board Company
S&P North American Technology Services Index¹
NASDAQ Global Select Market Composite Index²
$150
$75
$0
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009

[1] In February 2007, the Goldman Sachs Services Index (index identifier: GSV), which CEB has presented in this stock performance graph in 2006 and prior years, was acquired by Standard and Poor's from the Goldman Sachs Group. The index was listed as the S&P GSTI Services Index from February 2007 until March 2008, when Standard and Poor's renamed the index the S&P North American Technology Services Index (index identifier: SPGSTISV).

Companies included in the S&P North American Technology Services Index as of December 31, 2009, were: Acxiom Corporation, Affiliated Computer Services Inc., Alliance Data Systems Corporation, Automatic Data Processing, Inc., Broadridge Financial Solutions, Inc., CACI International Inc, Cognizant Technology Solutions Corp., Computer Sciences Corp., Convergys Corp., Cybersource Corporation, DST Systems, Inc., Euronet Worldwide, Inc., Fidelity National Information Services, Inc., Fiserv, Inc., Gartner, Inc., Global Payments Inc., Hewitt Associates, Inc., Lender Processing Services, Inc., MAXIMUS, Inc., ManTech International Corporation, MasterCard Incorporated, Neustar, Inc., Paychex, Inc., SAIC, Inc., SRA International, Inc., Sapient Corporation, Syntel, Inc., TeleTech Holdings, Inc., Total System Services, Inc., Unisys Corporation, VeriFone Holdings, Inc., Visa Inc., The Western Union Company and Wright Express Corporation.

[2] Beginning July 2006, the NASDAQ National Market Composite Index, which CEB has presented in this stock performance graph prior to that time, ceased being disseminated by NASDAQ. The index's historical data was retained and carried forward in July 2006 to a newly created index named the NASDAQ Global Select Market Composite Index (index identifier: NQGS).

Washington, D.C.
Chicago
San Francisco
London
New Delhi
Sydney
Westchester, N.Y.
Scottsdale, Ariz.

www.executiveboard.com


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